FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Annual General Shareholders’ Meeting of Telefónica

• Official Calling and Agenda

• Full text of the proposals to be submitted for approval

RAMIRO SÁNCHEZ DE LERÍNGARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Further to the notice sent on April 24th, 2013, and because of the Official Calling of the Annual General Shareholders’ Meeting of the Company to be held on May 30th and May 31th, 2013 (on first and second call respectively), the following documents are hereby enclosed to this report:

•	Full text of the Official Calling.

•	Full text of the proposals to be submitted for approval of the Annual General Shareholders’ Meeting.

The aforesaid proposals, together with the additional information ( detailed in the official calling), are available to shareholders, for examination, at the Company’s registered office. Additionally, these documents will be accessible on-line via the Company’s corporate website: www.telefonica.com.

Madrid, April 26th, 2013

TELEFÓNICA, S.A.

Ordinary General Shareholders’ Meeting

By resolution of the Board of Directors of TELEFÓNICA, S.A., the shareholders are hereby called to the Ordinary General Shareholders’ Meeting, to be held in Madrid, at the premises of IFEMA (Feria de Madrid), Campo de las Naciones, Parque Ferial Juan Carlos I, Pabellón 9, on May 30, 2013 at 1:00 p.m. on first call, or, in the event that the legally required quorum is not reached and therefore the Meeting cannot be held on first call, on May 31, 2013 on second call, at the same place and time, in order to deliberate and decide upon the matters included in the following

AGENDA

I.	Examination and approval, if applicable, of the Individual Annual Accounts, the Consolidated Financial Statements (Consolidated Annual Accounts) and the Management Report of Telefónica, S.A. and of its Consolidated Group of Companies, as well as of the proposed allocation of the profits/losses of Telefónica, S.A. and the management of its Board of Directors, all with respect to Fiscal Year 2012.

II.	Re-election, ratification and appointment, if applicable, of Directors:

II.1	Re-election of Mr. José María Abril Pérez.

II.2	Re-election of Mr. José Fernando de Almansa Moreno-Barreda.

II.3	Re-election of Ms. Eva Castillo Sanz.

II.4	Re-election of Mr. Luiz Fernando Furlán.

II.5	Re-election of Mr. Francisco Javier de Paz Mancho.

II.6	Ratification of Mr. Santiago Fernández Valbuena.

III.	Re-election of the Auditor for Fiscal Year 2013.

IV.	Amendment and approval of the Consolidated By-Laws.

IV.1	Amendment of Articles 17 (in connection with a part of its content which will become a new Article 20), and 20 bis of the By-Laws (which becomes the new Article 25), and addition of two new Articles, numbered 32 and 40, to improve the regulations of the governing bodies of Telefónica S.A.

IV.2	Amendment of Articles 16, 18, 18 bis and 21 of the By-Laws (which become Articles 17, 22, 4 and 26, respectively) and addition of two new Articles, numbered 43 and 44, with a view to bringing the provisions of the By-Laws into line with the latest legislative changes.

IV.3	Approval of a consolidated text of the By-Laws with a view to systematizing and standardizing its content, incorporating the amendments approved, and renumbering sequentially the titles, sections, and articles into which it is divided.

V.	Amendment and approval of the Consolidated Regulations for the General Shareholders’ Meeting.

VI.	Shareholder Compensation. Distribution of dividends with a charge to unrestricted reserves.

VII.	Delegation to the Board of Directors of the power to issue debentures, bonds, notes and other fixed-income securities, be they simple, exchangeable and/or convertible, granting the Board, in the last case, the power to exclude the pre-emptive rights of shareholders, as well as the power to issue preferred shares and the power to guarantee issuances by companies of the Group.

VIII.	Delegation of powers to formalize, interpret, correct and implement the resolutions adopted by the shareholders at the General Shareholders’ Meeting.

IX.	Consultative vote on the Report on Director Compensation Policy of Telefónica, S.A.

SUPPLEMENT TO THE CALL TO THE GENERAL SHAREHOLDERS’ MEETING

Shareholders representing at least five percent of the share capital may request the publication of a supplement to this call to the General Shareholders’ Meeting, including one or more items in the Agenda, provided the request is accompanied by the rationale therefor or, if appropriate, by a well-founded proposal for a resolution. This right must be exercised by means of verifiable notice (which will include the corresponding documents evidencing shareholder status) that must be received at the Company’s registered office (Gran Vía, número 28, Madrid, código postal 28013, to the attention of the General Secretary and Secretary of the Board of Directors) within five days of the publication of this call to Meeting. In addition, shareholders representing at least five percent of the share capital may, within five days following publication of this notice of call, submit well-founded proposals for resolutions on matters that have already been included or that must be included in the Agenda.

RIGHT TO RECEIVE INFORMATION

In connection with Items I, IV, V, VII, and IX on the Agenda, and pursuant to applicable laws and regulations, it is stated for the record that shareholders have the right to examine and obtain at the Company’s registered office, or to request the Company to send them, immediately and free of charge, a copy of the following documents:

•	Individual and consolidated Annual Accounts of Telefónica, S.A. and the proposed allocation of profits/losses, all for fiscal year 2012.

•	Individual and consolidated Management Reports of Telefónica, S.A. for fiscal year 2012.

•	Audit Reports on the individual and consolidated Annual Accounts of Telefónica, S.A. for fiscal year 2012.

•	Report of the Board of Directors regarding the proposal for amendment of the By-Laws of Telefónica, S.A. referred to in item IV of the Agenda, which includes the full text of the proposal.

•

Report of the Board of Directors regarding the proposal for amendment of the Regulations for the General Shareholders’ Meeting of Telefónica, S.A. referred to in item V of the Agenda, which includes the full text of the proposal.

•	Proposal of delegation to the Board of Directors of the power to issue securities referred to in item VII of the Agenda, with the binding Director’s Report.

•	The Report on Director Compensation Policy of Telefónica, S.A. which is submitted to a consultative vote under item IX of the Agenda.

Pursuant to Sections 197 and 520 of the Companies Act, the shareholders may, until the seventh day prior to the date on which the General Shareholders’ Meeting is scheduled to be held and by completing the form posted on the Company’s website (www.telefonica.com) for such purpose, or by postal correspondence sent to the Company’s registered office (Gran Vía, número 28, Madrid, código postal 28013, to the attention of the Oficina del Accionista (Office of the Shareholder), request such information or clarifications as they deem necessary, or ask such questions as they deem appropriate, regarding the matters included on the Agenda or about the information available to the public that has been provided by Telefónica, S.A. to the Comisión Nacional del Mercado de Valores (National Securities Market Commission) since May 14, 2012, i.e., the date on which the last General Shareholders’ Meeting was held, or regarding the auditor’s reports mentioned above.

Independently of the right to receive information referred to above, as from the date of publication of the notice of call to meeting, the following documents and information, among others, may be viewed on the Company’s website (www.telefonica.com):

•	This notice of call to meeting.

•	The total number of shares and voting rights on the date of the call to meeting.

•

The Individual Annual Accounts, the management report and the auditor’s report for fiscal year 2012, as well as the consolidated accounts, the management report of the Group and the auditor’s report for the same fiscal year.

•	The full text of the resolutions proposed regarding items on the Agenda, as well as, in connection with item IV, V, and VII, the respective directors’ reports.

•	The form of distance proxy-granting or voting card.

•	A summary of the professional profile of each of the Directors and of the persons included in the proposed resolutions relating to item II of the Agenda.

•	The current text of the By-Laws.

•	The current text of the Regulations of the Board of Directors.

•	The current text of the Regulations for the General Shareholders’ Meeting.

•	The Report on Director Compensation Policy.

•	The Annual Corporate Governance Report for fiscal year 2012.

RIGHT TO ATTEND THE MEETING IN PERSON OR BY PROXY

The right to attend the General Shareholders’ Meeting hereby called accrues to shareholders that hold at least 300 shares registered in their name in the corresponding book-entry registry five days in advance of the date on which the Meeting is to be held and who provide evidence thereof by means of the appropriate attendance card or by producing a certificate issued by any of the depositaries participating in the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Securities Registration, Clearing and Settlement Systems Management Company) (IBERCLEAR) or by any other means allowed under applicable law.

Any shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, who need not be a shareholder. A proxy may be granted by using the proxy-granting form printed on the attendance card or by any other means allowed by Law. The documents containing proxies for the General Shareholders’ Meeting must set forth the instructions regarding the direction of the vote. Where no express instructions are given, it shall be understood that the proxy-holder must vote in favor of the proposed resolutions submitted by the Board of Directors regarding the matters on the Agenda, and, against the resolution in question in relation to any matters that are not included in the Agenda and are thus unknown on the date that the proxy is granted but which may be submitted to a vote at the General Shareholders’ Meeting.

If the proxy-granting document does not set forth a specific person to whom the shareholder grants the proxy, such proxy will be deemed granted in favor of the Chairman of the Board of Directors of the Company or of such other person as may replace him as Chairman of the General Shareholders’ Meeting. In the event that the appointed representative is involved in a conflict of interest upon voting on any of the proposals, whether or not included in the Agenda, which are submitted to the shareholders at the General Shareholders’ Meeting, and the shareholder has not given specific voting instructions, the proxy will be deemed granted to the Secretary of the General Shareholders’ Meeting.

Shareholders who do not hold the minimum number of shares required to attend may grant a written proxy in respect thereof in favor of another shareholder having the right to attend, or come together with other shareholders that are in the same situation such that they reach the required number of shares and grant a written proxy to one of such shareholders.

PROXY-GRANTING AND VOTING BY MEANS OF LONG-DISTANCE COMMUNICATION

Pursuant to Articles 17 and 20 bis of the By-Laws and 13 and 20 bis of the Regulations for the General Shareholders’ Meeting, the Board of Directors has resolved to provide for the exercise of proxy representation and voting rights by means of long-distance communication, as follows:

1.- Proxy-granting or voting prior to the General Shareholders’ Meeting by electronic means.

Shareholders wishing to grant a proxy or to cast their vote by electronic means prior to the holding of the Meeting must access the “2013 General Shareholders’ Meeting/Proxy-granting and Voting by Electronic Means” section available on the Company’s website (www.telefonica.com) (the “Website”) and follow the instructions to grant a proxy or to exercise their right to vote prior to the Shareholders’ Meeting that are specified.

To such end, shareholders must provide evidence of their identity on the software provided for such purpose on the above-mentioned Website by means of: (i) the Electronic National Identity Document, or (ii) a recognized, valid and current electronic user certificate, as provided in Electronic Signature Act 59/2003, of December 19th, issued by the Spanish Public Certification Body (CERES), a division of the Fábrica Nacional de Moneda y Timbre (Royal Mint). The Company reserves the right to request such additional means of identification from shareholders as it deems necessary to verify their status as shareholders and to guarantee the authenticity of the vote and of the proxy-granting.

2.- Proxy-granting or voting by postal correspondence.

Shareholders wishing to grant a proxy or to cast their vote by postal correspondence must complete and sign the distance proxy-granting or voting card prepared by the Company and send it to the attention of the Office of the Shareholder (Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid), attaching the original of the document in the name of the shareholder evidencing ownership of the shares, issued for such purpose by the Depositary, along with a photocopy of the shareholder’s national identity document or passport.

Shareholders that are legal entities must send to the Company a photocopy of a power of attorney with sufficient powers, evidencing the authority of the individual signing the distance proxy-granting or voting card in the name of the legal entity.

If a proxy is granted to a person other than one of the members of the Board of Directors, a copy of the proxy-granting card must be sent to the proxy-holder for delivery at the access to the premises on the day of the General Shareholders’ Meeting.

Should they wish to revoke the proxy granted, shareholders must contact the Company, at the Office of the Shareholder (phone no.: 900 111 004) before midnight on May 27, 2013.

Shareholders may obtain the Company’s distance proxy-granting or voting card by downloading it from and printing it on the Website, by picking it up at the registered office of the Company or by requesting at the Office of the Shareholder (900 111 004) that it be sent to them without charge.

Shareholders may also grant a proxy or cast a vote using the cards issued by depositaries. In this case, shareholders must complete the sections relating to proxy-granting or voting from a distance, if applicable, on the card issued by the depositary and send it to the Company by postal correspondence to the attention of the Office of the Shareholder (Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid).

3.- Provisions common to the exercise of proxy-granting or voting rights by means of long-distance communication.

a)	Deadline for receipt by the Company and evidence of the status as shareholder.

In order to be valid, both the proxies granted and the votes cast prior to the General Shareholders’ Meeting by means of long-distance communication (be it by electronic means or by postal correspondence) must be received by the Company before midnight on May 27, 2013.

The distance proxy or vote shall only be deemed to be valid if the status as shareholder is confirmed, through verification of the fact that the ownership information and the number of shares provided by each person granting a proxy or voting by means of long-distance communication are the same as the data provided by IBERCLEAR. In the event of a discrepancy between the number of shares reported by the shareholder and the number set forth in the IBERCLEAR file, the number of shares provided by IBERCLEAR shall prevail for purposes of quorum and voting.

In the event of co-ownership of shares, the person granting the proxy or the vote from a distance will be deemed to have been appointed to exercise the shareholder rights, if such person is one of the co-owners.

b)	Rules of priority between proxy-granting and voting by means of long-distance communication and attendance at the General Shareholders’ Meeting.

Attendance at the General Shareholders’ Meeting by a shareholder who has previously granted a proxy or voted by means of long-distance communication, (whether by electronic means or by postal correspondence), shall render the proxy or the vote null and void.

In the event that a shareholder grants several proxies or casts several votes (whether by electronic means or by postal correspondence), the action (proxy-granting or voting) taken last shall prevail. If the time when the shareholder granted any of the proxies or cast any of the votes is uncertain, the vote (regardless of the means used to cast it) shall prevail over the proxy granting. If the shareholder cast several votes in different directions, by electronic or postal means, the vote cast last shall prevail.

c) Suspension of electronic systems / Interconnection failures.

The Company reserves the right to modify, suspend, cancel or limit electronic voting or proxy-granting mechanisms whenever technical or security reasons require it or make it advisable. If any of such instances occurs, it will be announced on the Company’s website. All of the foregoing is without prejudice to the validity of the votes already cast and the proxies already granted and to shareholders’ attendance and proxy representation rights.

The Company shall not be liable for any damage that may be sustained by shareholders as a result of failures, overloads, downtime, failed connections or any other contingency of the same or like nature beyond the Company’s control that prevents the use of electronic voting or proxy-granting mechanisms. Accordingly, such circumstances shall not constitute an unlawful deprivation of shareholders’ rights.

PARTICIPATION OF A NOTARY AT THE MEETING

The Board of Directors has resolved to request the presence of a Notary Public to draw up the minutes of the General Shareholders’ Meeting, pursuant to Section 203 of the Companies Act, read together with Sections 101 and 103 of the Regulations of the Commercial Registry.

PROTECTION OF PERSONAL DATA

The personal data sent by the shareholders to the Company to exercise their rights to attend, grant proxies and vote at the General Shareholders’ Meeting, or the personal data provided for such purpose by the entities that are the depositaries of the shares held by such shareholders, shall be used by Telefónica, S.A. to manage the development, compliance with and control of the shareholding relationship. Such data shall be provided to the Notary Public exclusively in connection with the preparation of the notarized minutes of the General Shareholders’ Meeting.

Furthermore, pursuant to the Personal Data Protection Act (Organic Act 15/1999, of December 13), the data received will be kept in another file for which Telefónica, S.A. is also responsible, and the purpose of which is to send shareholders information relating to their investment and any advantage inherent to their status as shareholders in the telecommunications, new information technologies, tourism, culture, insurance, financial and home assistance industries. Shareholders have 30 days from the date of the General Shareholders’ Meeting to object to such treatment (which they may do by calling toll-free at 900 111 004); upon expiration of such period without their having objected, they will be deemed to have given their consent for such purpose.

The rights of access, correction, cancellation and challenge may be exercised by the owner of the personal data, who must provide evidence of his identity, by letter addressed to the Office of the Shareholder of Telefónica, S.A., Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid.

If the shareholder includes personal data of other individuals on the distance proxy-granting or voting card, the shareholder must advise them of the details set forth in the preceding paragraphs and comply with any other requirements that may apply for the proper provision of the personal data to the Company, without the Company having to take any other additional action in terms of information or consent.

Shareholders (and their proxies, if any) must use any personal data of any individual that the Company may have made available to them on the occasion of the exercise of their rights to receive information, to attend, to grant a proxy and to vote at the General Shareholders’ Meeting only in order to exercise such rights.

FOR ANY ADDITIONAL INFORMATION, SHAREHOLDERS MAY CONTACT TELEFÓNICA’S OFFICE OF THE SHAREHOLDER BY CALLING TOLL-FREE AT 900 111 004, FROM 9:00 A.M. TO 7:00 P.M., MONDAY THROUGH FRIDAY.

Madrid, April 24, 2013

General Secretary and Secretary of the Board

Mr. Ramiro Sánchez de Lerín García-Ovies

Telefónica, S.A.

ORDINARY GENERAL SHAREHOLDERS’ MEETING

OF “TELEFÓNICA, S.A.” - 2013 -

PROPOSED RESOLUTIONS SUBMITTED BY THE BOARD OF DIRECTORS

TO THE SHAREHOLDERS FOR DECISION AT THE

GENERAL SHAREHOLDERS’ MEETING

May 30/31, 2013

Telefónica, S.A.

Proposal regarding Item I on the Agenda: Examination and approval, if applicable, of the Individual Annual Accounts, the Consolidated Financial Statements (Consolidated Annual Accounts) and the Management Report of Telefónica, S.A. and of its Consolidated Group of Companies, as well as of the proposed allocation of the profits/losses of Telefónica, S.A. and the management of its Board of Directors, all with respect to fiscal year 2012.

A)	To approve the Individual Annual Accounts (Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes), the Consolidated Financial Statements –Consolidated Annual Accounts– (Statements of Financial Condition, Income Statements, Global Income Statements, Statements of Changes in Shareholders’ Equity, Cash Flow Statements, and Notes to the Consolidated Financial Statements), and the Management Reports of Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2012 (ended on December 31, 2012), as finalized by the Company’s Board of Directors at its meeting of February 27, 2013, as well as the corporate management of the Board of Directors of Telefónica, S.A. during such fiscal year.

In the Individual Annual Accounts, the Balance Sheet as of December 31, 2012 discloses assets, liabilities and shareholders’ equity in the amount of 89,735 million euros each, and the Income Statement as of the end of the fiscal year shows a profit of 631 million euros.

In the Consolidated Financial Statements (Consolidated Annual Accounts), the Balance Sheet as of December 31, 2012 reflects assets, liabilities and shareholders’ equity in the amount of 129,773 million euros each, and the Income Statement as of the end of the fiscal year reports a profit of 3,928 million euros.

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Telefónica, S.A.

B)	To approve the following Proposal for the Allocation of the Profits and Losses of Telefónica, S.A. for fiscal year 2012:

To allocate the profits posted by Telefónica, S.A. in fiscal year 2012, in the amount of 630,748,595.21 euros, as follows:

•	1,690,464 euros to funding a restricted reserve for Goodwill.

•	The balance of profits (629,058,131.21 euros) to a Discretionary Reserve.

*    *    *    *    *

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Telefónica, S.A.

Proposal regarding Item II on the Agenda: Re-election, ratification and appointment, if applicable, of Directors.

II.1	To re-elect the Director Mr. José María Abril Pérez, as proprietary Director, appointing him for a new five-year term.

II.2	To re-elect the Director Mr. José Fernando de Almansa Moreno-Barreda, as “Other external” Director, appointing him for a new five-year term.

II.3	To re-elect the Director Mrs. Eva Castillo Sanz, as executive Director, appointing her for a new five-year term.

II.4	To re-elect the Director Mr. Luiz Fernando Furlán, as independent Director, appointing him for a new five-year term.

II.5	To re-elect the Director Mr. Francisco Javier de Paz Mancho, as independent Director, appointing him for a new five-year term.

II.6	To ratify the interim appointment by the Board of Directors of Mr. Santiago Fernández Valbuena as Director of the Company, appointing him as executive Director for a five-year term, as provided in the Law and in the By-Laws.

Mr. Santiago Fernández Valbuena was appointed as a Director on an interim basis by resolution of the Board of Directors on September 17th, 2012 to fill the vacancy produced by the resignation of Mr. David Arculus.

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Telefónica, S.A.

Furthermore, if appropriate, a proposed resolution shall be submitted to the shareholders at the General Shareholders’ Meeting for ratification of Director Appointments made on an interim basis to fill vacancies that the Board of Directors might approve from the call to the General Shareholders’ Meeting until the moment immediately prior to the Meeting being held.

*    *    *    *    *

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Telefónica, S.A.

Proposal regarding Item III on the Agenda: Re-election of the Auditor for Fiscal Year 2013.

Pursuant to the proposal made by the Audit and Control Committee, the Board of Directors submits the following resolution for approval of the shareholders at the General Shareholders’ Meeting:

To re-elect as Auditor of Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2013 the firm Ernst & Young, S.L., with registered office in Madrid, at Plaza Pablo Ruiz Picasso, 1, and Tax Identification Code (C.I.F.) B-78970506.

*    *    *    *    *

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Telefónica, S.A.

Proposal regarding Item IV on the Agenda: Amendment and approval of the Consolidated By-Laws.

1.- Amendment of Articles 17 (in connection with a part of its content which will become a new Article 20), and 20 bis of the By-Laws (which becomes the new Article 25), and addition of two new Articles, numbered 32 and 40, to improve the regulations of the governing bodies of Telefónica, S.A.

With a view to introduce certain improvements in the regulations of the Company’s governing bodies, in line with the best practices, it was resolved to amend Articles 17 (in connection with a part of its contents which will become a new article 20) and 20 bis (which becomes the new article 25), and to add two new articles 32 and 40, which shall hereafter be worded as follows:

“Article 20 Right of representation

1. Every shareholder having the right to attend may be represented at the General Shareholders’ Meeting by any other person, even if not a shareholder. For such purpose, the shareholder being represented shall comply with the requirements and formalities established under law. The proxy shall be granted in writing or electronically.

The Chairman of and the Secretary for the General Shareholders’ Meeting shall have the widest powers allowed by law to recognize the validity of the document evidencing proxy representation; they shall only deem invalid those documents that lack the minimum indispensable requirements, and so long as the lack thereof cannot be cured.

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Telefónica, S.A.

2. A proxy shall be granted specifically for each General Shareholders’ Meeting, unless the proxy-holder is the granting shareholder’s spouse, ascendant or descendant, or holds a general power of attorney granted in a public instrument with powers to manage all of the assets held by the shareholder granting the proxy in Spain.

3. A proxy is always revocable. Attendance at the General Shareholders’ Meeting by the shareholder granting the proxy, whether in person or through distance voting, entails the revocation of any proxy, whatever the date thereof.

A proxy shall likewise be rendered void as a result of the disposition of shares of which the Company has notice.

Without prejudice to the provisions of Section 187 of the Companies Act, a proxy must be granted pursuant to the provisions of Section 184.2 of such Act.

4. When a proxy is granted by means of long-distance communication, it shall only be deemed valid if it is carried out by postal delivery or correspondence or by electronic communication effected pursuant to the provisions of this section.

A proxy shall be granted by postal delivery or correspondence by sending or delivering to the Company the duly completed and signed attendance and proxy-granting card or other written instrument that, in the opinion of the Board of Directors expressed in a resolution adopted for such purpose, allows for due verification of the identity of the shareholder granting the proxy and that of the proxy-holder designated therein.

A proxy shall be granted by electronic communication with the Company by using an electronic signature or such other means as the Board of Directors deems adequate to guarantee the authenticity and identity of the shareholder exercising his right, accompanied by an electronic copy of the attendance and proxy-granting card, and describing in detail in the communication the representation granted and the identity of the shareholder granting the proxy.

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Telefónica, S.A.

5. In order to be valid, a proxy granted by either of the aforementioned means of long-distance communication must be received by the Company before midnight on the third day prior to the date set for the holding of the General Shareholders’ Meeting upon first call. In the resolution providing for the call to the General Shareholders’ Meeting in question, the Board of Directors may reduce such advance period and publish any such reduction in the same manner as the notice of the call to meeting.

6. Furthermore, the Board of Directors may elaborate upon the foregoing provisions governing proxy-granting by means of long-distance communication, in accordance with the provisions of paragraph 5 of Article 25 below.

7. A proxy may include items that, even if not contained in the Agenda, may be dealt with by the shareholders at the General Shareholders’ Meeting because it is so permitted by law.”

“Article 25 Casting of votes from a distance prior to the General Shareholders’ Meeting

1. Without prejudice to the provisions of Article 21, and therefore, independently of the possibility of remote attendance by electronic means, shareholders with the right to attend may cast their vote on the proposals relating to the items included in the Agenda for any General Shareholders’ Meeting by postal delivery or correspondence or by electronic communication.

2. Votes by postal delivery or correspondence shall be cast by sending or delivering to the Company a writing in which the vote is recorded, accompanied by the duly signed attendance card issued by the entity in charge of the book-entry registry.

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Telefónica, S.A.

3. Votes by electronic communication with the Company shall be cast by using an electronic signature or such other means as the Board of Directors deems adequate to guarantee the authenticity and identity of the shareholder exercising his right, and accompanied by an electronic copy of the duly completed attendance and voting card.

4. In order to be deemed valid, votes cast by any of the means of long-distance communication mentioned in the preceding paragraphs must be received by the Company before midnight on the third day prior to the date set for the holding of the General Shareholders’ Meeting upon first call. In the resolution providing for the call to the General Shareholders’ Meeting in question, the Board of Directors may reduce such advance period and publish any such reduction in the same manner as the notice of the call to meeting.

5. The Board of Directors may elaborate on and supplement the distance voting and proxy-granting provisions set forth in these By-Laws and in the Regulations for the General Shareholders’ Meeting of the Company by establishing such instructions, means, rules and procedures as it deems advisable in order to organize the casting of votes and the grant of proxies by means of long-distance communication.

In any event, the Board of Directors shall adopt the measures needed to avoid possible deception and to ensure that the person casting a vote or granting a proxy by postal or electronic communication has the right to do so pursuant to the provisions of Article 19 of the By-Laws. The implementing rules adopted by the Board of Directors under the provisions of this sub-section shall be published on the Company’s corporate website.

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6. Shareholders who cast their vote from a distance pursuant to this article and to the provisions made by the Board of Directors by way of further development thereof shall be deemed present for purposes of determining the establishment of a quorum for the General Shareholders’ Meeting in question. Therefore, proxies granted prior to the casting of such vote shall be deemed revoked, and those granted thereafter shall be deemed not to have been given.

7. The vote cast by means of long-distance communication shall be rendered void by the attendance in person at the meeting of the shareholder casting the vote or by the disposition of shares of which the Company has notice.”

“Article 32 Coordinating Independent Director

The Board of Directors at the proposal of the Appointments, Compensation and Corporate Governance Committee, shall appoint one of the Independent Directors as “Coordinating Independent Director” (i.e. “Lead Director”), who shall discharge the following duties and tasks:

a) Coordinate the work of the External Directors that the Company has appointed, in defense of the interests of all the shareholders of the Company, and echo the concerns of such Directors.

b) Request the Chairman of the Board of Directors to call meetings of the Board where appropriate in accordance with the rules of corporate governance.

c) Request, consequently, the inclusion of certain matters in the agenda of the meetings of the Board of Directors.

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d) Oversee the evaluation by the Board of Directors of the Chairman thereof.”

“Article 40 Appointments, Compensation and Good Governance Committee

1. An Appointments, Compensation and Good Governance Committee shall be created within the Board of Directors, which shall be composed of such number of Directors as may be determined by the Board of Directors from time to time, although in no case may there be fewer than three Directors, to be appointed by the Board of Directors. All of the members of such Committee must be external or non-executive Directors and the majority of them must be independent Directors.

2. The Chairman of the Appointments, Compensation and Good Governance Committee, which position shall be held by an independent Director in all cases, shall be appointed by the Committee itself from among its members.

3. The Appointments, Compensation and Good Governance Committee shall be entrusted with general powers to propose and report on the compensation and appointments of, and the vacation of office by, Directors and senior executives, as well as any others entrusted to it by the Board of Directors.”

2.- Amendment of Articles 16, 18, 18bis and 21 of the By-Laws (which become Articles 17, 22, 4 and 26, respectively) and addition of two new Articles, numbered 43 and 44, with a view to bringing the provisions of the By-Laws into line with the latest legislative changes.

With a view to bringing the provisions of the By-Laws into line with the most recent legislative changes, it was resolved to amend Articles 16, 18, 18bis and 21 of the By-Laws (which become Articles 17, 22, 4 and 26, respectively), and to add two new Articles, numbers 43 and 44, which shall hereafter be worded as follows:

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“Article 17 Call to the General Shareholders’ Meeting

1. The General Shareholders’ Meeting shall be called with the minimum advance notice required by law, through a notice published, at least:

a) In the Official Bulletin of the Commercial Registry or in one of the more widely circulated newspapers in Spain.

b) On the website of the National Securities Market Commission [Comisión Nacional del Mercado de Valores].

c) On the Company’s corporate website.

The notice published on the Company’s corporate website shall be continuously accessible at least until the date of the General Shareholders’ Meeting. The Board of Directors may also publish notices in other media, if it deems it appropriate to ensure the public and effective dissemination of the call to meeting.

2. The call notice shall contain all the statements required by law in each case and, in any event, shall set forth the date, place and time of the meeting upon first call and all the matters to be dealt with thereat. The notice may also set forth the date on which the General Shareholders’ Meeting shall, if applicable, be held upon second call.

3. General Shareholders’ Meetings may not deliberate on or discuss matters that are not included in the agenda.

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4. At Ordinary General Shareholders’ Meetings, shareholders representing at least 5% of the share capital may request the publication of a supplement to the call including one or more items in the Agenda, so long as such new items are accompanied by a rationale or, if applicable, by a well-founded proposal for a resolution.

5. In addition, shareholders representing at least 5% of the share capital may submit well-founded proposals for resolutions regarding items already included or that must be included in the Agenda for the General Shareholders’ Meeting called.

6. The rights provided for in the two preceding paragraphs must be exercised by means of duly authenticated notice that must be received at the Company’s registered office within five days of the publication of the call to meeting. The supplement to the call to meeting and the proposals for resolutions must be published or disseminated in compliance with the legal requirements and advance notice provided by law.”

“Article 22 Shareholders’ right to receive information

1. From the publication of the notice of the call to a General Shareholders’ Meeting through the seventh day prior to it being held upon first call, any shareholder may submit a written request for such information or clarifications as it deems are required, or ask written questions it deems are pertinent, regarding the matters included in the call Agenda, or regarding information accessible to the public that the Company has provided to the National Securities Market Commission [Comisión Nacional del Mercado de Valores] since the holding of the immediately prior General Shareholders’ Meeting and regarding the auditor’s report.

2. During the course of the General Shareholders’ Meeting, the shareholders may verbally request such information or clarifications as they deem appropriate regarding the matters contained in the Agenda, or regarding the information accessible to the public that the Company has provided to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting, or regarding the auditor’s report.

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3. The Board of Directors must provide the information requested pursuant to the two preceding paragraphs, in the manner and by the deadlines provided by law, except in those cases in which it is legally inadmissible and, in particular, when, prior to specific questions being asked, the information requested has been clearly and directly made available to all shareholders in question-and-answer format on the Company’s corporate website, or when, in the opinion of the Chairman, publication of the requested information may prejudice the corporate interests. This last exception shall not apply when the request is supported by shareholders representing at least one-fourth of the share capital.

4. In the case of the Ordinary General Shareholders’ Meeting and in the other cases established by law, the call notice shall make the appropriate references regarding the right to examine at the registered office and obtain, immediately and without charge, the documents that are to be submitted to the General Shareholders’ Meeting for approval and, if appropriate, such report or reports as may be determined by law.”

“Article 4 Corporate website of the Company

1. The address of the Company’s corporate website is www.telefonica.com.

2. Through the Company’s corporate website, the exercise of the shareholders’ right to receive information shall be accommodated and the significant information required by securities market legislation shall be disseminated.

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3. The Board of Directors may resolve to relocate the corporate website, and is also authorized to amend section one of this article and to register such amendment with the Commercial Registry. In any event, the resolution to relocate shall be posted on the relocated website for thirty days following the inclusion thereof.”

“Article 26 Adoption of resolutions

1. The shareholders acting at a General Shareholders’ Meeting shall adopt their resolutions with the majorities of votes required by law.

2. Each share whose holder is present at the General Shareholders’ Meeting in person or by proxy shall give the right to one vote, except in the case of non-voting shares, subject to the provisions of law.

3. Notwithstanding the provisions of the preceding section, no shareholder may cast a number of votes in excess of 10% of the total voting capital existing at any time, regardless of the number of shares held by such shareholder, all fully subject to the mandatory provisions of the law.

In determining the maximum number of votes that each shareholder may cast, only the shares held by the shareholder in question shall be computed, and those held by other shareholders that have granted their proxy to the first-mentioned shareholder shall not be computed, without prejudice to the application of the aforementioned limit of 10% to each of the shareholders that have granted a proxy.

The limitation established in this section shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.

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For purposes of the provisions contained in the preceding paragraph, the provisions of Section 18 of the Companies Act shall apply in order to decide whether or not a group of entities exists and to examine the situations of control indicated above.

Notwithstanding the limitation established in this section, all shares present at the General Shareholders’ Meeting shall be computed for purposes of determining the existence of a quorum in constituting it, provided, however, that the 10% limit on the number of votes shall apply to such shares at the time of voting.”

Article 43 Annual corporate governance report

1. The Board of Directors shall approve each year a corporate governance report that shall explain in detail the structure of the Company’s system of governance and its operation in practice. The annual corporate governance report shall contain the references provided for legally and such other references, if any, as the Board of Directors may see fit.

2. For the purposes of the annual corporate governance report, the classification of the Directors as executive, proprietary or independent shall be as determined by the law.

3. The annual corporate governance report shall be made available to the shareholders on the Company’s corporate website by not later than the date of publication of the call to the Ordinary General Shareholders’ Meeting that is to resolve on the financial statements for the fiscal year to which the report refers.

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4. The annual corporate governance report shall be notified to the National Securities Market Commission [Comisión Nacional del Mercado de Valores] and published as a material event within four months following the end of the fiscal year to which it refers and, in any case, by not later than the date on which the call to the Ordinary General Shareholders’ Meeting is published.

“Article 44 Report on Directors’ compensation

1. The Board of Directors shall approve each year a report on the compensation of the Directors. Such report shall contain complete, clear and understandable information on the Company’s compensation policy approved by the Board of Directors for the year in progress, and on that envisaged for future years, if any, and shall include an overall summary of how the compensation policy was applied during the year, as well as details of the individual compensation accrued to each of the Directors.

2. The report on Directors’ compensation shall be made available to the shareholders on the Company’s corporate website by not later than the date of publication of the call to the Ordinary General Shareholders’ Meeting that is to resolve on the financial statements for the fiscal year to which the report refers, and shall be put to a vote by the Ordinary General Shareholders’ Meeting on a consultative basis and as a separate item on the agenda.

3. The report on Directors’ compensation shall be notified to the National Securities Market Commission [Comisión Nacional del Mercado de Valores] and published as a material event within four months following the end of the fiscal year to which it refers and, in any case, by not later than the date on which the call to the Ordinary General Shareholders’ Meeting is published.”

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3.- Approval of a consolidated text of the By-Laws with a view to systematizing and standardizing its content, incorporating the amendments approved and renumbering sequentially the titles, sections and articles into which it is divided:

It was resolved to approve the following revised version of the by-laws, with a view to systematizing and standardizing their contents, incorporating the amendments approved and renumbering sequentially the titles sections and articles into which it is divided:

“BY-LAWS OF TELEFONICA, S.A.

Title I

General Provisions

Article 1 Corporate name

The Company is named “Telefónica, S.A.” and shall be governed by these By-Laws and, as to matters not otherwise contemplated or provided for herein, by the Companies Act (Ley de Sociedades de Capital) and other legal provisions applicable thereto.

Article 2 Duration of the Company

The duration of the Company shall be indefinite, its operations having commenced on the date of formalization of the notarial instrument of incorporation. It may only be dissolved upon the grounds and subject to the requirements set forth in Article 47 of these By-Laws.

Article 3 Registered office and branches

1. The registered office shall be located in Madrid, at Gran Vía, 28, and the Board of Directors may resolve to relocate it within the municipal area of Madrid in compliance with any applicable legal provisions.

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2. The Board of Directors may also resolve to create, terminate or relocate any branches, agencies, delegation offices, local offices or establishments to the extent and in the location it deems fit, even outside of the national territory.

Article 4 Corporate website of the Company

1. The address of the Company’s corporate website is www.telefonica.com.

2. Through the Company’s corporate website, the exercise of the shareholders’ right to receive information shall be accommodated and the significant information required by securities market legislation shall be disseminated.

3. The Board of Directors may resolve to relocate the corporate website, and is also authorized to amend section one of this article and to register such amendment with the Commercial Registry. In any event, the resolution to relocate shall be posted on the relocated website for thirty days following the inclusion thereof.

Article 5 Corporate purpose

1. The purpose of the Company consists of:

a) The provision and operation of all kinds of public or private telecommunications services and, for such purpose, the design, installation, maintenance, repair, improvement, acquisition, disposition, interconnection, management, administration of, and any other activity not included in the preceding enumeration with respect to, all kinds of telecommunications networks, lines, satellites, equipment, systems and technical infrastructure, whether now existing or to be created in future, including the premises in which any and all of the foregoing items are located.

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b) The provision and operation of all kinds of services that are ancillary or supplemental to or result from telecommunications services.

c) The research and development, promotion and application of all kinds of component principles, equipment and systems directly or indirectly used for telecommunications.

d) Manufacturing and production activities and, in general, all other forms of industrial activity in connection with telecommunications.

e) Acquisition, disposition and, in general, all other forms of commercial activity in connection with telecommunications.

2. All of the activities included in the corporate purpose may be carried out both in Spain and abroad and either directly by the Company, in whole or in part, or through the ownership of shares or interests in companies or other legal entities having the same or a similar purpose.

Title II

Share Capital and Shares

Article 6 Share capital

1. The share capital is 4,551,024,586 euros, represented by 4,551,024,586 ordinary shares in a single series and with a nominal value of one euro each, which have been fully paid up.

2. The shareholders acting at the General Shareholders’ Meeting may, subject to the requirements and within the limits established by law for such purpose, delegate to the Board of Directors the power to increase the share capital.

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Article 7 Provisions applicable to the shares

1. The shares are represented in book-entry form, and as book entries, they shall be governed by securities market regulations and other applicable provisions.

2. Modifications to features of shares represented in book-entry form shall be published in the legally established form.

3. The Company shall acknowledge as shareholders such parties as appear entitled thereto as holders in the entries of the corresponding book-entry registries.

4. The Company may access at any time the necessary information to fully identify its shareholders, including addresses and means of contact to permit communication with them.

Article 8 Pending disbursements

1. Where the shares have not been fully disbursed, this fact shall be recorded in the relevant entry.

2. Pending disbursements shall be paid at such time as may be determined by the Board of Directors, within a period of five years reckoned from the date of the capital increase resolution. As for the manner and other aspects of the disbursement, regard shall be had to the provisions of the capital increase resolution, which may provide that disbursements be in the form of either monetary contributions or non-monetary contributions.

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3. In the case of arrears in the payment of pending disbursements, the delinquent shareholder shall be subject to the effects provided for under law.

4. In the event of a transfer of shares that have not been fully paid up, the transferee of any such shares and all prior transferors shall be jointly and severally liable.

Article 9 Rights granted to the shareholders

1. All shares confer upon the rightful holders thereof the status of shareholder and vest such holders with the rights granted by law and by these By-Laws.

2. Subject to the provisions of law, and except in such cases as are set forth therein, a shareholder shall have at least the following rights:

a) The right to share in the distribution of corporate profits and in the remaining assets upon liquidation.

b) The right of pre-emptive subscription in the event of the issuance of new shares or of convertible debentures.

c) The right to attend and vote at General Shareholders’ Meetings under such terms as are set forth in these By-Laws and to challenge corporate resolutions.

d) The right to receive information.

3. Notwithstanding the foregoing, the Company may issue non-voting shares under the conditions and subject to the limits and requirements established by law.

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Article 10 Co-ownership of and in rem rights to shares

1. The shares are indivisible. Co-owners of a share must designate a single person for the exercise of shareholder rights, and shall be jointly and severally liable to the Company for all obligations arising from their status as shareholders. The same rule shall apply to other cases of co-ownership of rights to the shares.

2. In the case of beneficial ownership of shares [usufructo de acciones], shareholder status shall vest in the bare owner, but the beneficial owner shall be entitled, in all cases, to the dividends issued by the Company during the period of beneficial ownership.

3. In the case of a pledge of shares, the exercise of shareholder rights shall belong to the owner thereof, and the pledgee shall have the duty to facilitate the exercise of such rights.

Article 11 Acquisition by the Company of its own shares

The Company may only acquire its own shares in the manner, with the funds and for the purposes established by law.

Article 12 Submission by the shareholders to the By-Laws and to corporate resolutions

Ownership of one or more shares entails acceptance of and absolute compliance with the Company’s By-Laws and Regulations, and submission to the legally adopted resolutions of the Company’s shareholder- and board-level decision-making bodies.

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Title III

The Company’s Decision-Making Bodies

Article 13 The Company’s decision-making bodies

The Company shall be governed and managed by the following bodies, under such terms and conditions as are set forth below in these By-Laws:

a) The General Shareholders’ Meeting.

b) The Board of Directors.

c) The Executive Commission.

d) The Chairman [Presidente] of the Board of Directors.

e) The Chief Executive Officer(s) [Consejero/s Delegado/s], if any, that have been appointed by the Board of Directors from among its members.

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Section One

General Shareholders’ Meeting

Article 14 The General Shareholders’ Meeting

1. The shareholders acting at a General Shareholders’ Meeting constitute the highest deliberative body through which the corporate will is expressed.

2. The shareholders, meeting at a General Shareholders’ Meeting that has been legally and validly convened, shall decide by majority vote on the matters that may properly come before them.

3. All shareholders, including dissenting shareholders and those who have not participated in the meeting, shall be bound by the resolutions adopted at a General Shareholders’ Meeting, without prejudice to the right of any shareholder to challenge such resolutions in the cases and subject to the requirements established by law.

Article 15 Powers of the Shareholders acting at a General Shareholders’ Meeting

The shareholders acting at a General Shareholders’ Meeting shall decide on the matters assigned thereto by law or these By-Laws and, in particular, regarding the following:

1) Approval of the annual financial statements, the allocation of profits/losses, and corporate management.

2) Appointment, re-appointment and removal of Directors, and ratification of Directors appointed by co-optation.

3) Appointment, re-appointment and removal of Auditors.

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4) Appointment and removal of Liquidators.

5) Commencement of corporate claims for liability against any of the persons referred to numbers 2) to 4) of this article.

6) Amendment of the By-Laws.

7) Increase and reduction of share capital, and delegation to the Board of Directors of the power to increase share capital, in which case it may also be attributed the power to disapply or establish restrictions upon pre-emptive rights, as established by law.

8) Elimination of or establishment of restrictions upon pre-emptive rights.

9) Transformation, merger, split-off, overall assignment of assets and liabilities, and relocation of the registered address abroad.

10) Dissolution of the Company.

11) Issuance of debentures and other marketable securities recognizing or creating debt, and delegation to the Board of Directors of the power to issue them.

12) The transformation of the Company into a holding company through “subsidiarization” or by entrusting subsidiaries with the conduct of core activities theretofore carried out by the Company itself.

13) The acquisition or disposition of essential operating assets, when this entails an effective amendment of the corporate purpose.

14) Transactions the effect of which is tantamount to liquidating the Company and, especially, the approval of the final balance sheet upon liquidation.

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15) Any other matter that the Board of Directors resolves to submit to the shareholders at a General Shareholders’ Meeting.

Article 16 Ordinary and Extraordinary General Shareholders’ Meeting

1. The shareholders acting at an Ordinary General Shareholders’ Meeting, which shall have previously been called for such purpose, shall meet within the first six months of each fiscal year in order, if appropriate, to approve corporate management, the financial statements for the prior fiscal year and decide on the allocation of profits/losses. Resolutions may also be adopted regarding any other matter properly coming before them, provided that such matter appears on the Agenda or is legally applicable, and a quorum for the General Shareholders’ Meeting has been established with the presence of the required share capital.

2. The Ordinary General Shareholders’ Meeting shall be valid even if it has been called or is held beyond the applicable deadline.

3. Any General Shareholders’ Meeting other than as provided for in the preceding paragraph shall be deemed an extraordinary General Shareholders’ Meeting and shall be held at any time of the year, provided that the Board of Directors deems it appropriate or when so requested in writing by the holders of at least 5% of the share capital, which request shall set forth the matters to be dealt with. In this instance, the General Shareholders’ Meeting shall be called to be held within the period legally provided for. The Board of Directors shall prepare the Agenda, in which it shall include at least the matters set forth in the request.

4. All General Shareholders’ Meetings, whether Ordinary or Extraordinary, which have been duly called, shall be validly constituted with the minimum quorum required by law, taking into account the matters included in the Agenda.

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Article 17 Call to the General Shareholders’ Meeting

1. The General Shareholders’ Meeting shall be called with the minimum advance notice required by law, through a notice published, at least:

a) In the Official Bulletin of the Commercial Registry or in one of the more widely circulated newspapers in Spain.

b) On the website of the National Securities Market Commission [Comisión Nacional del Mercado de Valores].

c) On the Company’s corporate website.

The notice published on the Company’s corporate website shall be continuously accessible at least until the date of the General Shareholders’ Meeting. The Board of Directors may also publish notices in other media, if it deems it appropriate to ensure the public and effective dissemination of the call to meeting.

2. The call notice shall contain all the statements required by law in each case and, in any event, shall set forth the date, place and time of the meeting upon first call and all the matters to be dealt with thereat. The notice may also set forth the date on which the General Shareholders’ Meeting shall, if applicable, be held upon second call.

3. General Shareholders’ Meetings may not deliberate on or discuss matters that are not included in the Agenda.

4. At Ordinary General Shareholders’ Meetings, shareholders representing at least 5% of the share capital may request the publication of a supplement to the call including one or more items in the Agenda, so long as such new items are accompanied by a rationale or, if applicable, by a well-founded proposal for a resolution.

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5. In addition, shareholders representing at least 5% of the share capital may submit well-founded proposals for resolutions regarding items already included or that must be included in the Agenda for the General Shareholders’ Meeting called.

6. The rights provided for in the two preceding paragraphs must be exercised by means of duly authenticated notice that must be received at the Company’s registered office within five days of the publication of the call to meeting. The supplement to the call to meeting and the proposals for resolutions must be published or disseminated in compliance with the legal requirements and advance notice provided by law.

Article 18 Place and time of holding the General Shareholders’ Meeting

1. The General Shareholders’ Meeting shall be held at the place set forth in the notice of the call to meeting, within the area where the Company has its registered office, on the date and at the time also set forth in such notice. However, when the Board of Directors deems it appropriate in order to facilitate the conduct of the meeting, it may resolve that the General Shareholders’ Meeting be held in any other place within Spain by so providing in the call to meeting.

2. The shareholders at the General Shareholders’ Meeting may, whenever there is good reason, resolve to extend the General Shareholders’ Meeting for one or more consecutive days, at the proposal of the Chairman of the General Shareholders’ Meeting or of shareholders representing at least a quarter of the share capital attending. Regardless of the number of sessions, it shall be deemed that the General Shareholders’ Meeting is one single meeting, and a single set of Minutes shall be drawn up for all of the sessions.

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3. The General Shareholders’ Meeting may also be temporarily adjourned in the cases and manner provided for in the Regulations for the General Shareholders’ Meeting.

Article 19 Right to attend

1. The right to attend General Shareholders’ Meetings shall accrue to the holders of at least that number of shares representing a nominal value of 300 euros, provided that such shares are registered in their name in the corresponding book-entry registry five days in advance of the date on which the General Shareholders’ Meeting is to be held, and provided also that they present evidence thereof with the appropriate attendance card or certificate issued by any of the entities participating in the institution that manages such book-entry registry or in any other manner permitted by law.

2. Holders of a lesser number of shares may grant a proxy in respect thereof to a shareholder having the right to attend, as well as group together with other shareholders in the same situation until reaching the required number of shares, following which a proxy must be granted by the shareholders so grouped together to one of such shareholders. The grouping must be carried out specifically for each General Shareholders’ Meeting and be recorded in writing.

3. The Directors must attend General Shareholders’ Meetings, except when unable to do so upon duly justified grounds. Non-attendance by any of them shall not affect the valid constitution of the General Shareholders’ Meeting.

4. The General Shareholders’ Meeting may also be attended by senior executive officers, technicians, experts and such other persons as may have a relationship with the Company in the opinion of the Chairman of the General Shareholders’ Meeting. The Chairman of the General Shareholders’ Meeting may also authorize the attendance of any other person that he sees fit, including media, analysts, etc., although the General Shareholders’ Meeting may revoke such authority.

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Article 20 Right of representation

1. Every shareholder having the right to attend may be represented at the General Shareholders’ Meeting by any other person, even if not a shareholder. For such purpose, the shareholder being represented shall comply with the requirements and formalities established under law. The proxy shall be granted in writing or electronically.

The Chairman of and the Secretary for the General Shareholders’ Meeting shall have the widest powers allowed by law to recognize the validity of the document evidencing proxy representation; they shall only deem invalid those documents that lack the minimum indispensable requirements, and so long as the lack thereof cannot be cured.

2. A proxy shall be granted specifically for each General Shareholders’ Meeting, unless the proxy-holder is the granting shareholder’s spouse, ascendant or descendant, or holds a general power of attorney granted in a public instrument with powers to manage all of the assets held by the shareholder granting the proxy in Spain.

3. A proxy is always revocable. Attendance at the General Shareholders’ Meeting by the shareholder granting the proxy, whether in person or through distance voting, entails the revocation of any proxy, whatever the date thereof. A proxy shall likewise be rendered void as a result of the disposition of shares of which the Company has notice.

Without prejudice to the provisions of Section 187 of the Companies Act, a proxy must be granted pursuant to the provisions of Section 184.2 of such Act.

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4. When a proxy is granted by means of long-distance communication, it shall only be deemed valid if it is carried out by postal delivery or correspondence or by electronic communication effected pursuant to the provisions of this section.

A proxy shall be granted by postal delivery or correspondence by sending or delivering to the Company the duly completed and signed attendance and proxy-granting card or other written instrument that, in the opinion of the Board of Directors expressed in a resolution adopted for such purpose, allows for due verification of the identity of the shareholder granting the proxy and that of the proxy-holder designated therein.

A proxy shall be granted by electronic communication with the Company by using an electronic signature or such other means as the Board of Directors deems adequate to guarantee the authenticity and identity of the shareholder exercising his right, accompanied by an electronic copy of the attendance and proxy-granting card, and describing in detail in the communication the representation granted and the identity of the shareholder granting the proxy.

5. In order to be valid, a proxy granted by either of the aforementioned means of long-distance communication must be received by the Company before midnight on the third day prior to the date set for the holding of the General Shareholders’ Meeting upon first call. In the resolution providing for the call to the General Shareholders’ Meeting in question, the Board of Directors may reduce such advance period and publish any such reduction in the same manner as the notice of the call to meeting.

6. Furthermore, the Board of Directors may elaborate upon the foregoing provisions governing proxy-granting by means of long-distance communication, in accordance with the provisions of paragraph 5 of Article 25 below.

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7. A proxy may include items that, even if not contained in the Agenda, may be dealt with by the shareholders at the General Shareholders’ Meeting because it is so permitted by law.

Article 21 Remote attendance by electronic or data transmission means

1. Remote attendance at the General Shareholders’ Meeting by means of data transmission and simultaneously, and electronic voting from a distance during the holding thereof, may be admitted if so provided by the Regulations for the General Shareholders’ Meeting, subject to the requirements set forth therein.

2. In this case, the Regulations for the General Shareholders’ Meeting may grant the Board of Directors the power to determine in what instances, taking into account current techniques, the appropriate conditions of security and unambiguousness allow, with adequate guarantees, for remote attendance at the General Shareholders’ Meeting by means of data transmission and simultaneously and electronic voting from a distance during the holding of the meeting. In addition, the Regulations for the General Shareholders’ Meeting may entrust the Board of Directors with the regulation, subject to the provisions of law, the By-Laws and the Regulations for the General Shareholders’ Meeting, of all the required procedural aspects, including, among other issues, how much in advance, at a minimum, the connection must be established for the shareholder to be deemed present, the procedure and applicable rules for the shareholders attending from a distance to be able to exercise their rights, the identification requirements to be satisfied by remote attendees and the impact thereof on the system for preparing the attendance rolls.

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Article 22 Shareholders’ right to receive information

1. From the publication of the notice of the call to a General Shareholders’ Meeting through the seventh day prior to it being held upon first call, any shareholder may submit a written request for such information or clarifications as it deems are required, or ask written questions it deems are pertinent, regarding the matters included in the call Agenda, or regarding information accessible to the public that the Company has provided to the National Securities Market Commission [Comisión Nacional del Mercado de Valores] since the holding of the immediately prior General Shareholders’ Meeting and regarding the auditor’s report.

2. During the course of the General Shareholders’ Meeting, the shareholders may verbally request such information or clarifications as they deem appropriate regarding the matters contained in the Agenda, or regarding the information accessible to the public that the Company has provided to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting, or regarding the auditor’s report.

3. The Board of Directors must provide the information requested pursuant to the two preceding paragraphs, in the manner and by the deadlines provided by law, except in those cases in which it is legally inadmissible and, in particular, when, prior to specific questions being asked, the information requested has been clearly and directly made available to all shareholders in question-and-answer format on the Company’s corporate website, or when, in the opinion of the Chairman, publication of the requested information may prejudice the corporate interests. This last exception shall not apply when the request is supported by shareholders representing at least one-fourth of the share capital.

4. In the case of the Ordinary General Shareholders’ Meeting and in the other cases established by law, the call notice shall make the appropriate references regarding the right to examine at the registered office and obtain, immediately and without charge, the documents that are to be submitted to the General Shareholders’ Meeting for approval and, if appropriate, such report or reports as may be determined by law.

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Article 23 Presiding committee of the General Shareholders’ Meeting and preparation of the attendance roll

1. The Chairman of the Board of Directors or, in the absence thereof, a Vice Chairman of such Board of Directors, in such order as is applicable in the event that there are several of them, shall chair the General Shareholders’ Meeting; in the event of vacancy, absence or sickness, they shall be replaced by the longest-serving Director, and in case of equal length of service, by the oldest. The Secretary of the Board of Directors or, in the absence thereof, a Deputy Secretary, in such order as is applicable in the event that there are several of them, shall act as Secretary, and in the absence of both, shall be held by the Director with the least amount of time as such, and in case of equal length of service, by the youngest.

2. The presiding committee [mesa] of the General Shareholders’ Meeting shall be composed of the Chairman of the General Shareholders’ Meeting, the Secretary for the General Shareholders’ Meeting and the members of the Board of Directors who attend the meeting.

3. Once the presiding committee has been formed, and prior to beginning with the Agenda, an attendance roll shall be prepared by the Secretary for the General Shareholders’ Meeting which sets forth the nature or representation of each attendee and the number of their own or other shareholders’ shares present. At the end of the roll, there shall be a determination of the number of shareholders present in person -separately including those who voted from a distance—or by proxy, as well as the amount of capital they own, specifying the capital held by shareholders with the right to vote. If the attendance roll does not appear at the beginning of the Minutes of the General Shareholders’ Meeting, it shall be attached thereto as an annex signed by the Secretary for the General Shareholders’ Meeting with the approval of its Chairman. The attendance roll may also be made up of an index file or be prepared in electronic form. In such cases, the medium used shall be set forth in the Minutes themselves, and the sealed cover of the index file or electronic medium shall show the appropriate identification procedure signed by the Secretary for the General Shareholders’ Meeting with the approval of its Chairman.

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4. Once the attendance roll has been prepared, the Chairman of the General Shareholders’ Meeting shall state whether or not the requirements for its valid constitution have been met. Any questions or claims arising with respect to these matters shall be resolved by the Secretary for the General Shareholders’ Meeting. Immediately thereafter, if appropriate, the Chairman shall declare the General Shareholders’ Meeting to be validly convened.

Article 24 Deliberations and voting

1. The Chairman of the General Shareholders’ Meeting shall: direct the meeting such that deliberations are carried out pursuant to the Agenda and shall resolve any questions that may arise in connection with the contents thereof; grant the floor, at the time he deems fit, to the shareholders who request it, with the power to take the floor away when he deems that a matter has been sufficiently debated, or that the progress of the meeting is being hindered, or that the matter in question is not included in the Agenda; indicate the time for voting on the resolutions and announce the results of the vote.

2. Proposed resolutions shall be voted in accordance with the voting calculation system established in the Regulations for the General Shareholders’ Meeting.

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Article 25 Casting of votes from a distance prior to the General Shareholders’ Meeting

1. Without prejudice to the provisions of Article 21, and therefore, independently of the possibility of remote attendance by electronic means, shareholders with the right to attend may cast their vote on the proposals relating to the items included in the Agenda for any General Shareholders’ Meeting by postal delivery or correspondence or by electronic communication.

2. Votes by postal delivery or correspondence shall be cast by sending or delivering to the Company a writing in which the vote is recorded, accompanied by the duly signed attendance card issued by the entity in charge of the book-entry registry.

3. Votes by electronic communication with the Company shall be cast by using an electronic signature or such other means as the Board of Directors deems adequate to guarantee the authenticity and identity of the shareholder exercising his right, and accompanied by an electronic copy of the duly completed attendance and voting card.

4. In order to be deemed valid, votes cast by any of the means of long-distance communication mentioned in the preceding paragraphs must be received by the Company before midnight on the third day prior to the date set for the holding of the General Shareholders’ Meeting upon first call. In the resolution providing for the call to the General Shareholders’ Meeting in question, the Board of Directors may reduce such advance period and publish any such reduction in the same manner as the notice of the call to meeting.

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5. The Board of Directors may elaborate on and supplement the distance voting and proxy-granting provisions set forth in these By-Laws and in the Regulations for the General Shareholders’ Meeting of the Company by establishing such instructions, means, rules and procedures as it deems advisable in order to organize the casting of votes and the grant of proxies by means of long-distance communication.

In any event, the Board of Directors shall adopt the measures needed to avoid possible deception and to ensure that the person casting a vote or granting a proxy by postal or electronic communication has the right to do so pursuant to the provisions of Article 19 of the By-Laws. The implementing rules adopted by the Board of Directors under the provisions of this sub-section shall be published on the Company’s corporate website.

6. Shareholders who cast their vote from a distance pursuant to this article and to the provisions made by the Board of Directors by way of further development thereof shall be deemed present for purposes of determining the establishment of a quorum for the General Shareholders’ Meeting in question. Therefore, proxies granted prior to the casting of such vote shall be deemed revoked, and those granted thereafter shall be deemed not to have been given.

7. The vote cast by means of long-distance communication shall be rendered void by the attendance in person at the meeting of the shareholder casting the vote or by the disposition of shares of which the Company has notice.

Article 26 Adoption of resolutions

1. The shareholders acting at a General Shareholders’ Meeting shall adopt their resolutions with the majorities of votes required by law.

2. Each share whose holder is present at the General Shareholders’ Meeting in person or by proxy shall give the right to one vote, except in the case of non-voting shares, subject to the provisions of law.

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3. Notwithstanding the provisions of the preceding section, no shareholder may cast a number of votes in excess of 10% of the total voting capital existing at any time, regardless of the number of shares held by such shareholder, all fully subject to the mandatory provisions of the law.

In determining the maximum number of votes that each shareholder may cast, only the shares held by the shareholder in question shall be computed, and those held by other shareholders that have granted their proxy to the first-mentioned shareholder shall not be computed, without prejudice to the application of the aforementioned limit of 10% to each of the shareholders that have granted a proxy.

The limitation established in this section shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.

For purposes of the provisions contained in the preceding paragraph, the provisions of Section 18 of the Companies Act shall apply in order to decide whether or not a group of entities exists and to examine the situations of control indicated above.

Notwithstanding the limitation established in this section, all shares present at the General Shareholders’ Meeting shall be computed for purposes of determining the existence of a quorum in constituting it, provided, however, that the 10% limit on the number of votes shall apply to such shares at the time of voting.

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Article 27 Minutes of the General Shareholders’ Meeting and documentation of resolutions

1. The deliberations and resolutions adopted by the shareholders at the General Shareholders’ Meeting shall be recorded in Minutes containing at least all of the information required by law. Once the Minutes have been approved in the manner provided by law, they shall be written down or transcribed in the Minute Book and shall be signed by the Secretary, with the approval of the Chairman, or by the persons who have acted as such at the General Shareholders’ Meeting.

2. The Minutes approved by any of the means provided for by law shall have binding force starting on the date of approval thereof.

3. The total or partial certificates that may be required as evidence of the resolutions approved at the General Shareholders’ Meeting shall be issued and signed by the Secretary of the Board of Directors or, as the case may be, by one of its Deputy Secretaries, with the approval of the Chairman of the Board of Directors or, as the case may be, by one of its Vice Chairmen.

4. The Directors may require that a Notary attend the General Shareholders’ Meeting and prepare the minutes thereof, and shall have a duty to do so when it is so requested by shareholders representing at least 1% of the share capital, five days in advance of the date set for the General Shareholders’ Meeting. Notarial fees shall be borne by the Company. The notarized Minutes shall be deemed to be the Minutes of the General Shareholders’ Meeting, shall not require the formality of approval, and shall have binding force as from the date of the closing thereof.

5. Any shareholder may obtain, at any time, certification of the resolutions and the Minutes of the General Shareholders’ Meetings.

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Section two

Board-level administration of the Company

Article 28 Structure of board-level administration of the Company

1. The board-level administration of the Company is vested in the Board of Directors, the Chairman thereof, the Executive Commission, and one or more Chief Executive Officers, if any.

2. Each of these bodies shall have the powers set forth in these By-Laws and in the Regulations of the Board of Directors, without prejudice to the provisions of the law.

Article 29 Composition and appointment of the Board of Directors

1. The Board of Directors shall be composed of a minimum of five members and a maximum of twenty, to be appointed at the General Shareholders’ Meeting.

2. Directors shall serve in their position for a maximum period of five years. They may be re-elected one or more times to terms of the same maximum duration.

3. The Board of Directors shall have the power to fill, on an interim basis, any vacancies that may occur therein, by appointing, in such manner as is legally allowed, the persons who are to fill such vacancies until the holding of the next General Shareholders’ Meeting.

Article 30 Requirements for appointment as Director

1. No person may be appointed as Director unless they have held, for more than three years prior to their appointment, a number of shares of the Company representing a nominal value of at least 3,000 euros, and non-transferable while in office.

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2. These requirements shall not apply to those persons who, at the time of their appointment, are related to the Company under an employment or professional relationship, or when the Board of Directors resolves to waive such requirements with the favorable vote of at least 85% of its members.

3. The position of Director of the Company may only be held by persons of legal age who are not affected by any of the prohibitions or circumstances of incompatibility provided for in the law.

Article 31 Designation of positions

1. The Board of Directors shall elect from among its members a Chairman and one or more Vice Chairmen, who shall replace the Chairman by delegation of powers or in the event of absence or sickness thereof and, in general, in all such cases, in the performance of such duties or in the exercise of such powers as the Board of Directors or the Chairman deems fit.

2. The Board of Directors may delegate such duties as it deems appropriate to one or more Directors pursuant to the law.

3. Furthermore, the Board of Directors shall elect the persons who are to hold such management positions in the Company as it deems necessary for the operation thereof, as well as a Secretary and as many Deputy Secretaries as it deems are needed.

4. In order for a Director to be appointed Chairman, Vice Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85% of the members of the Board of Directors.

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Article 32 The Coordinating Independent Director

The Board of Directors at the proposal of the Appointments, Compensation and Corporate Governance Committee, shall appoint one of the Independent Directors as “Coordinating Independent Director” (i.e. “Lead Director”), who shall discharge the following duties and tasks:

a) Coordinate the work of the External Directors that the Company has appointed, in defense of the interests of all the shareholders of the Company, and echo the concerns of such Directors.

b) Request the Chairman of the Board of Directors to call meetings of the Board where appropriate in accordance with the rules of corporate governance.

c) Request, consequently, the inclusion of certain matters in the agenda of the meetings of the Board of Directors.

d) Oversee the evaluation by the Board of Directors of the Chairman thereof.

Article 33 Conflict of interest of the Directors

1. The Directors shall notify the Board of Directors of any situation of direct or indirect conflict with the interest of the Company that may affect them. The Director involved shall abstain from voting on resolutions or decisions relating to the transaction affected by the conflict. Directors shall also provide notice, both regarding themselves and persons related thereto, of (a) direct or indirect interests held by them, and (b) positions they hold or duties they perform at any company effectively in competition with the Company. Conflict of interest situations shall be included in the annual report.

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2. Directors may not carry out, on their own behalf or on behalf of others, activities that may entail effective competition with the Company, except with the express authorization of the Company by means of a resolution of the shareholders at a General Shareholders’ Meeting, for which purpose they shall provide the notice set forth in paragraph 1 of this article. For the purposes of this paragraph and the previous one, the following shall not be deemed to be in a situation of effective competition with the Company: (i) companies controlled by the Company (within the meaning of Article 42 of the Commercial Code) and (ii) companies with which the Company maintains a strategic alliance, even if they have the same or a similar or complementary corporate purpose. Neither shall proprietary Directors of competitor companies appointed at the request of the Company or as a result of the equity interest held by the Company in such competitor companies be deemed to be in breach of the prohibition on competition.

Article 34 Meetings, quorum and adoption of resolutions by the Board of Directors

1. The Board of Directors shall regularly meet once a month, following a call to meeting.

2. The Board of Directors shall meet at the principal office or at the place or places designated by the Chairman.

3. The Board of Directors shall hold extraordinary meetings when so resolved by the Chairman or the person who serves as such. The Chairman shall be required to call a meeting of the Board of Directors when so requested by at least three Directors. A meeting of the Board of Directors may also be called by at least one-third of the members thereof, who shall set forth the agenda for the meeting, if a prior request to that effect has been submitted to the Chairman and the latter has failed, without good reason, to call a meeting within a term of one month.

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4. All Directors who are absent may grant a proxy in writing to another Director who is in attendance, with the right to speak and to vote, at the meeting or session to which the proxy refers. The Director granting the proxy shall endeavor, to the extent possible, to include voting instructions in the proxy document.

5. A meeting of the Board of Directors may be held in several rooms simultaneously so long as real-time interactivity or intercommunication among them is ensured by audiovisual means or by telephone, such that the unity of the act is also ensured.

6. The Board of Directors shall endeavor, to the extent possible, that absences from its meetings are kept to an absolute minimum. In the event that any of the Directors whose usual place of residence is in Madrid fails to attend four consecutive meetings without providing sufficient reasons for his absence, the Board of Directors shall have the power to declare his removal from office and to appoint the person that will replace him on an interim basis until such appointment is submitted for ratification by the shareholders at the next General Shareholders’ Meeting.

7. In order for resolutions of the Board of Directors to be valid, more than one-half of its members in office must be in attendance, in person or by proxy.

8. Resolutions shall in all cases be adopted by an absolute majority of votes cast by the Directors present at the meeting in person or by proxy, except in those instances in which the law requires the favorable vote of a greater number of Directors for the validity of specific resolutions.

9. Voting in writing and without a meeting shall be admitted when no Director opposes the use of this procedure.

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10. The deliberations and resolutions of the Board of Directors shall be recorded in minutes signed by the Secretary and approved by the Chairman or by the persons who have acted as such at the meeting in question. The minutes shall be written down or transcribed in a Minute Book, which may be kept separately from the Minute Book used for the General Shareholders’ Meeting. In the event of voting in writing and without a meeting, the resolutions adopted and the votes cast in writing shall also be recorded in the Minute Book.

Article 35 Compensation

1. Directors’ compensation shall consist of a fixed and specific monthly remuneration and of fees for attending meetings of the Board of Directors and the executive and advisory Committees thereof. The compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors.

2. In addition, independently of the compensation established in the preceding paragraph, provision is hereby made for the establishment of Director compensation systems that are linked to the listing price of the shares or that entail the delivery of shares or of stock options. The application of such compensation systems must be approved by the shareholders at the General Shareholders’ Meeting, who shall determine the value of the shares to be taken as a reference, the number of shares to be delivered to each Director, the exercise price of stock options, the duration of such compensation system and other conditions they deem appropriate.

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3. The compensation provided for in the preceding paragraphs, deriving from membership on the Board of Directors, shall be compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company -other than the supervision and collective decision-making duties inherent in their capacity as Directors-, which shall be subject to the legal provisions applicable thereto.

4. In order to give due transparency to the compensation payable to Directors in their capacity as such, the notes to the financial statements shall set forth the compensation corresponding to each position or office on the Board of Directors and the Committees thereof (Chairman, Vice Chairman, Member). The compensation payable to executive Directors for reasons other than those provided for in paragraph 1 of this article shall be reflected as an aggregate figure, but shall include a breakdown of the different compensation items.

Article 36 Representation of the Company

1. Representation of the Company both in and out of court shall be the purview of the Board of Directors, its Chairman, the Executive Commission, and the Chief Executive Officers.

2. The Board of Directors and the Executive Commission shall have the power to represent the Company by acting collectively. The resolutions of the Board of Directors or of the Executive Commission shall be carried out by its Chairman, the Vice Chairman, the Director, if any, designated in the resolution, or the Secretary, any of whom may act individually.

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3. The Chairman of the Board of Directors and the Chief Executive Officers shall have the power to represent the Company by acting individually.

Article 37 Powers of the Board of Directors

1. Pursuant to the provisions of law and these By-Laws, the Board of Directors is the highest body entrusted with the administration and representation of the Company, and therefore has the power to carry out, within the scope of the corporate purpose defined in these By-Laws, any acts or legal transactions by way of administration or disposition, upon any legal title, except for those which fall within the scope of the powers exclusively granted by law or these By-Laws to the General Shareholders’ Meeting.

2. The Board of Directors sitting as a full body shall approve the general policies and strategies of the Company, under such terms as are set forth in the Regulations of the Board of Directors.

Article 38 Executive Commission

1. The Board of Directors may, subject to applicable legal provisions, delegate its powers and authority to an Executive Commission, consisting of between three and ten Directors, which shall be created or dissolved at the pleasure of the Board of Directors.

2. Once appointed, the Executive Commission shall establish regulations to govern its activities and shall meet on the dates and under the conditions that the Executive Commission itself determines. The Chairman and Vice Chairmen, if any, and the Secretary and Deputy Secretaries, if any, of the Executive Commission shall be the persons who serve as such on the Board of Directors.

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3. Any vacancies that occur within the Executive Commission shall be filled on a final basis by the Board of Directors and on an interim basis by the Executive Commission itself until the Board of Directors holds a valid meeting under these By-Laws.

4. The provisions set forth with respect to the Board of Directors from paragraphs 4 to 10, both inclusive, of Article 34 of these By-Laws shall likewise apply, to the extent appropriate, to the Executive Commission.

Article 39 Audit and Control Committee

1. An Audit and Control Committee shall be created within the Board of Directors, which shall be composed of such number of Directors as may be determined by the Board of Directors from time to time, although in no case may there be fewer than three Directors, to be appointed by the Board of Directors. All of the members of such Committee shall be external or non-executive Directors. At least one of them shall be an independent Director, who shall be appointed taking into account his knowledge and experience in accounting, auditing or both.

2. The Chairman of the Audit and Control Committee, which position shall be held by an independent Director in all cases, shall be appointed by the Committee itself from among its members and shall hold office for four years, and may be re-elected after the passage of one year from ceasing to act as such.

3. The Audit and Control Committee shall have the following powers, at a minimum:

(i) To report, through its Chairman, to the shareholders at the General Shareholders’ Meeting regarding matters raised therein in connection with the matters for which it is responsible.

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(ii) To propose to the Board of Directors, for subsequent submission to the shareholders at the General Shareholders’ Meeting, the appointment of the Auditor referred to in Section 264 of the Companies Act, as well as, if appropriate, the terms and conditions for hiring such Auditor, the scope of its professional duties and the revocation of its appointment or its re-appointment.

(iii) To supervise the effectiveness of the Company’s internal control system, the internal audit and the risk management systems as well as to discuss with the Auditor the significant weaknesses in the internal control system detected during the audit.

(iv) To supervise the process of preparation and submission of regulated financial information.

(v) To establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations. In any event, the Audit and Control Committee must receive annually written confirmation from the Auditor of its independence vis-á-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the Auditor, or by the persons or entities related thereto, pursuant to the legislation in force.

(vi) To issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in point (v) above.

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(vii) Any other powers granted to it under the Regulations of the Board of Directors.

Article 40 Appointments, Compensation and Good Governance Committee

1. An Appointments, Compensation and Good Governance Committee shall be created within the Board of Directors, which shall be composed of such number of Directors as may be determined by the Board of Directors from time to time, although in no case may there be fewer than three Directors, to be appointed by the Board of Directors. All of the members of such Committee must be external or non-executive Directors and the majority of them must be independent Directors.

2. The Chairman of the Appointments, Compensation and Good Governance Committee, which position shall be held by an independent Director in all cases, shall be appointed by the Committee itself from among its members.

3. The Appointments, Compensation and Good Governance Committee shall be entrusted with general powers to propose and report on the compensation and appointments of, and the vacation of office by, Directors and senior executives, as well as any others entrusted to it by the Board of Directors.

Article 41 The Chairman of the Board of Directors

1. The Chairman of the Board of Directors shall be deemed the Chairman of the Company and of all of the shareholder- and board-level decision-making bodies thereof. The Chairman has the power to implement the resolutions of the Board of Directors and of the Executive Commission, which bodies he permanently represents with the broadest powers, being authorized, in urgent cases, to adopt such measures as he deems advisable in furtherance of the interests of the Company.

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2. In particular, the Chairman of the Board of Directors has the following powers:

(i) To represent the Company in its relationships with the Government, with the Spanish, foreign and supranational Administrative Services and Public Corporations and with all kinds of individuals and legal entities in furtherance of the corporate purpose and such other goals as are directly related thereto. In such capacity, he shall be the authorized signatory for the Company and shall approve such writings, reports and letters as he deems conducive to the achievement of such purpose.

(ii) To represent the Company in the execution of all kinds of acts or contracts, subject to the authorization or approval of the Board of Directors or of the Executive Commission, if applicable.

(iii) To represent the Company as plaintiff, defendant, joint litigant, criminal complainant or in any other capacity at all kinds of courts and tribunals and arbitration bodies and institutions, for which purpose he may authorize the granting of any appropriate powers of attorney to the court representatives, lawyers or agents who are to act on behalf of the Company.

(iv) To call and chair the Ordinary and Extraordinary General Shareholders’ Meetings and the meetings of the Board of Directors and of the Executive Commission and to direct the deliberations thereat, ensuring that the debate is conducted in an orderly fashion and that resolutions are properly recorded.

(v) To carry out, formalize and, if applicable, convert into a public instrument the resolutions adopted by the shareholders at the General Shareholders’ Meeting, by the Board of Directors and by the Executive Commission within the scope of the special powers granted thereto in these By-Laws.

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(vi) To adopt, in such urgent cases that there is no time to hold a General Shareholders’ Meeting or a meeting of the Board of Directors or of the Executive Commission, any measures that are indispensable to safeguard the corporate interests, with the duty to call forthwith a meeting of such corporate decision-making bodies in order to report to them for the purposes set forth in the paragraph above.

(vii) To propose to the Board of Directors, or to the Executive Commission, if applicable, the organization of the services that are to be provided by the Company, in order for such services to be rendered as fully and adequately as possible, as well as the adoption of general or specific measures that he deems conducive to such end.

(viii) To develop initiatives in connection with the study, implementation or improvement of businesses included in those that the Company may carry out and submit such initiatives to the decision of the Board of Directors or of the Executive Commission, as the case may be.

(ix) To carry out, either directly or through his designees, the overall supervision of all services and divisions of the Company and propose, as a result, such measures as are indispensable to avoid defects, unnecessary expenses, and instances of abuse or damage.

(x) To authorize, either directly or through a designee to whom he delegates such power, the appointment of senior executive officers and employees, the compliance with which requirement shall be indispensable for them to take office and for remuneration to accrue in their favor.

(xi) To adopt such measures as he deems are required to keep order in the services and discipline among the employees, with the power to impose, if necessary, any indispensable sanctions authorized for such purpose by internal regulations.

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Article 42 The General Secretary

1. The General Secretary shall be responsible for the custody of the archives, the Minute Books and any documents, receipts and supporting records that may be of interest to the Company.

2. In addition, in his capacity as Secretary of the Board of Directors and of the Executive Commission, he shall draw up the Minutes of the General Shareholders’ Meeting and of the meetings of the Board of Directors and the Executive Commission, which shall be signed by him and approved by the Chairman. He shall also be responsible for issuing, subject to the legal requirements applicable to each case, the certifications of Minutes or of other documents that must be authorized in order to fulfill the corporate purposes or at the request of a party with a legitimate interest, as well as for converting the corporate resolutions into public instruments.

Section three

Reports on corporate governance and compensation

Article 43 Annual corporate governance report

1. The Board of Directors shall approve each year a corporate governance report that shall explain in detail the structure of the Company’s system of governance and its operation in practice. The annual corporate governance report shall contain the references provided for legally and such other references, if any, as the Board of Directors may see fit.

2. For the purposes of the annual corporate governance report, the classification of the Directors as executive, proprietary or independent shall be as determined by the law.

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3. The annual corporate governance report shall be made available to the shareholders on the Company’s corporate website by not later than the date of publication of the call to the Ordinary General Shareholders’ Meeting that is to resolve on the financial statements for the fiscal year to which the report refers.

4. The annual corporate governance report shall be notified to the National Securities Market Commission [Comisión Nacional del Mercado de Valores] and published as a material event within four months following the end of the fiscal year to which it refers and, in any case, by not later than the date on which the call to the Ordinary General Shareholders’ Meeting is published.

Article 44 Report on Directors’ compensation

1. The Board of Directors shall approve each year a report on the compensation of the Directors. Such report shall contain complete, clear and understandable information on the Company’s compensation policy approved by the Board of Directors for the year in progress, and on that envisaged for future years, if any, and shall include an overall summary of how the compensation policy was applied during the year, as well as details of the individual compensation accrued to each of the Directors.

2. The report on Directors’ compensation shall be made available to the shareholders on the Company’s corporate website by not later than the date of publication of the call to the Ordinary General Shareholders’ Meeting that is to resolve on the financial statements for the fiscal year to which the report refers, and shall be put to a vote by the Ordinary General Shareholders’ Meeting on a consultative basis and as a separate item on the agenda.

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3. The report on Directors’ compensation shall be notified to the National Securities Market Commission [Comisión Nacional del Mercado de Valores] and published as a material event within four months following the end of the fiscal year to which it refers and, in any case, by not later than the date on which the call to the Ordinary General Shareholders’ Meeting is published.

Title IV

Annual Financial Statements, Profits and Dividends

Article 45 Fiscal year and submission of the annual financial statements

1. The fiscal year shall commence on January 1 and shall end on December 31 of each year.

2. Within three months following the end of the fiscal year, the Board of Directors shall prepare, in compliance with the provisions of law, the annual financial statements, the management report and the proposed allocation of profits/losses.

3. The annual financial statements and the management report shall be subject to verification as provided by law and thereafter submitted for approval by the shareholders at the General Shareholders’ Meeting, who shall decide on the allocation of profits/losses.

4. The provisions of this article shall apply, to the extent appropriate and if at all, to the consolidated annual financial statements and the consolidated management report.

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Article 46 Allocation of profits/losses

1. The shareholders acting at the General Shareholders’ Meeting shall decide on the allocation of the profits/losses for the fiscal year based on the approved balance sheet.

2. Once such payments as are provided for by law or these By-Laws have been made, dividends may only be distributed with a charge against the profits for the fiscal year or against unrestricted reserves, if the net book value of the shareholders’ equity is not, or does not become as a result of the distribution, less than that of the share capital.

3. Dividends shall be distributed to ordinary shareholders in proportion to the capital paid by them.

4. The shareholders acting at the General Shareholders’ Meeting may decide that dividends, or the share premium, be paid in kind, provided that the assets or securities to be distributed are homogeneous and liquid. The latter requirement shall be deemed to be complied with when the securities are admitted to trading on an official market at the time the distribution resolution becomes effective, or will be so admitted within the following year, or when the Company provides adequate guarantees of liquidity. The rule set forth in this paragraph shall likewise apply to the return of contributions in the event of a reduction in share capital.

Title V

Dissolution and Liquidation

Article 47 Grounds for dissolution

The Company shall be dissolved upon any of the grounds set forth in the law.

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Article 48 Liquidation of the Company

1. The liquidation of the Company shall be carried out by the Board of Directors that is in office at the time of dissolution, so long as there is an odd number of Directors sitting on the Board of Directors. Otherwise, all of the members of the Board of Directors, except for the most recently appointed Director and, where there are several Directors who have that status, the youngest of them, shall act as Liquidators.

2. The liquidation of the Company shall be carried out in accordance with the provisions of the law.”

* * * * *

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Proposal regarding Item V on the Agenda: Amendment and approval of the Consolidated Regulations for the General Shareholders’ Meeting.

In order to update the Regulations for the General Shareholders’ Meeting of Telefónica, S.A., supplementing and clarifying the provisions regulating certain matters, it was resolved to amend the Regulations for the General Shareholders’ Meeting, as detailed in the related report from the directors and, consequently, it was resolved to approve the Consolidated of those Regulations, on the terms transcribed below:

REGULATIONS FOR THE GENERAL SHAREHOLDERS’’ MEETING OF TELEFÓNICA, S.A.

TITLE I. INTRODUCTION

Article 1. Object and purpose.

The object of these Regulations is to establish the principles of organization and operation of the General Shareholders’ Meeting of “Telefónica, S.A.” (hereinafter, the “Company”), in order to facilitate the exercise by the shareholders of their respective rights, all pursuant to the provisions of the law and the By-Laws.

Article 2. Effectiveness, interpretation and amendment.

1. These Regulations shall apply to the General Shareholders’ Meetings of the Company that are called after the date of approval thereof.

2. These Regulations shall be interpreted in accordance with the law and the By-laws, primarily taking into account the spirit and purpose thereof.

3. The Board of Directors may propose that the shareholders acting at the General Shareholders’ Meeting amend these Regulations when such amendment is advisable or necessary. The proposal for amendment must be accompanied by a report in support thereof.

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Article 3. Publication and registration.

1. These Regulations and any subsequent amendments hereto shall be reported to the National Securities Market Commission [Comisión Nacional del Mercado de Valores] and thereafter registered with the Commercial Registry of Madrid.

2. The current text of these Regulations will be available to the shareholders at the Company’s registered office and on its corporate website.

TITLE II. NATURE AND TYPES OF GENERAL SHAREHOLDERS’ MEETINGS AND POWERS OF THE SHAREHOLDERS THEREAT

Article 4. Nature of the General Shareholders’ Meeting.

The General Shareholders’ Meeting is the highest deliberative body of the Company, through which the corporate will is expressed and the shareholders exercise their right to participate in the Company’s decision-making regarding matters within the scope of powers assigned thereto.

Article 5. Powers of the shareholders at the General Shareholders’ Meeting.

The shareholders acting at the General Shareholders’ Meeting shall have the power to deliberate upon and adopt resolutions on all such matters as legal provisions and the By-Laws reserve for decision thereat, and, in general, on all matters which fall within the scope of powers assigned by law to the shareholders and are submitted at the General Shareholders’ Meeting at the behest of the Board of Directors and of the shareholders themselves, in such instances and in such manner as are provided in the law and the By-Laws. In particular, the General Shareholders’ Meeting shall decide the following matters:

a)	The approval of the financial statements, the allocation of profits/losses, and the review of corporate management.

b)	The appointment, reappointment and removal of Directors, as well as the ratification of Directors appointed by co-optation.

c)	The appointment, reappointment and removal of auditors.

d)	The appointment and removal of liquidators.

e)	The commencement of company action for liability against any of the persons referred to in letters b) to d) of this article.

f)	The amendment of the By-laws.

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g)	The increase and reduction in the share capital, as well as delegation to the Board of Directors of the power to increase the share capital, in which case it may also be granted the power to exclude or restrict pre-emptive subscription rights, as provided by law.

h)	The elimination of or establishment of restrictions upon pre-emptive subscription rights.

i)	The transformation, merger, split-off, overall assignment of assets and liabilities, relocation of the registered address abroad.

j)	The dissolution of the Company.

k)	The issuance of debentures and other marketable securities that recognize or create a debt, and delegation to the Board of Directors of the power to issue them.

l)	The transformation of the Company into a holding company through “subsidiarization” or by entrusting subsidiaries with the conduct of core activities theretofore carried out by the Company itself.

m)	The acquisition or disposition of essential operating assets, when this entails an effective amendment of the corporate purpose.

n)	Transactions the effect of which is tantamount to liquidating the Company and, especially, the approval of the final balance sheet upon liquidation.

o)	Any other matter that the Board of Directors resolves to submit to the shareholders at a General Shareholders’ Meeting.

Article 6. Types of General Shareholders’ Meetings.

1. The General Shareholders’ Meeting may be ordinary or extraordinary.

2. The shareholders acting at an Ordinary General Shareholders’ Meeting, which shall have previously been called for such purpose, shall meet within the first six months of each fiscal year in order, if appropriate, to review corporate management, approve the financial statements for the prior fiscal year and decide on the allocation of profits/losses. Resolutions may be adopted regarding any other matter properly coming before the General Shareholders’ Meeting provided that any such matter appears on the agenda or is legally appropriate and the General Shareholders’ Meeting has been constituted with the presence of the required share capital.

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3. Any General Shareholders’ Meeting other than as provided in the preceding paragraph shall be deemed an extraordinary General Shareholders’ Meeting.

TITLE III. CALL TO AND PREPARATION FO THE GENERAL SHAREHOLDERS’ MEETING

Article 7. Power and obligation to call to meeting

1. The General Shareholders’ Meeting shall be formally called by the Board of Directors of the Company, without prejudice to such express delegation of powers to that end as the aforementioned body may make in favor of any of its members.

2. The Board of Directors may call the General Shareholders’ Meeting whenever it deems it advisable or appropriate to further the corporate interests and shall be required, in all cases, to call the Ordinary General Shareholders’ Meeting within the first six months of each fiscal year and to call an Extraordinary General Shareholders’ Meeting whenever it is so requested in writing by the holders of at least 5% of the share capital, which request shall set forth the matters to be dealt with. In this instance, the General Shareholders’ Meeting shall be called to be held within the statutory period. The Board of Directors shall draw up the agenda and shall include at least the matters set forth in the request.

Article 8. Publication and notice of call to meeting.

1. The General Shareholders’ Meeting shall be called with the minimum advance notice required by law, through a notice published at least:

a)	In the Official Bulletin of the Commercial Registry or in one of the more widely circulated newspapers in Spain.

b)	On the website of the National Securities Market Commission [Comisión Nacional del Mercado de Valores].

c)	On the Company’s corporate website.

The notice published on the Company’s corporate website shall be continuously accessible at least until the date of the General Shareholders’ Meeting. Furthermore, the Board of Directors may publish notices in other media, if it deems it appropriate, to ensure the public and effective dissemination of the call to meeting.

The call to the General Shareholders’ Meeting shall also be reported to such Market Supervisory Authorities as may be appropriate.

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2. The notice of the call to meeting shall contain all the statements required by the law in each case and, in any event, shall set forth the date, place and time of the Meeting upon first call and all the matters to be dealt with thereat. The notice may also state the place, date and time for the General Shareholders’ Meeting to be held, if applicable, upon second call.

3. In connection with Ordinary General Shareholders’ Meetings, shareholders representing at least 5% of the share capital may request the publication of a supplement to the call including one or more items in the agenda, so long as such new items are accompanied by a rationale or, if applicable, by a well-founded proposal for a resolution.

4. In addition, shareholders representing at least 5% of the share capital may submit well-founded proposals for resolutions regarding items already included or that must be included in the agenda for the General Shareholders’ Meeting called.

5. The rights provided for in the two preceding paragraphs must be exercised by means of duly authenticated notice that must be received at the Company’s registered office within five days of the publication of the call to meeting. The supplement to the call to meeting and the proposals for resolutions must be published or disseminated in compliance with the legal requirements and as much in advance as is provided by law.

Article 9. Information available to the shareholders from publication of the notice of the call to meeting.

1. Beginning on the date of publication of the notice of the call to meeting and until the General Shareholders’ Meeting is held, the Company shall maintain the following information continuously published on its website:

a)	The notice of the call to meeting.

b)	The total number of shares and voting rights on the date the meeting is called, with a breakdown by class of shares, if any such classes exist.

c)	The documents to be submitted to the shareholders at the General Shareholders’ Meeting and, specifically, the reports prepared by directors, auditors and independent experts.

d)	The full text of the proposed resolutions or, if none, a report prepared by the competent bodies, containing a discussion of each of the items on the agenda. The proposed resolutions submitted by the shareholders shall also be included in the order that they are received.

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e)	The existing communication channels between the Company and the shareholders and, specifically, any appropriate explanations regarding the exercise of the shareholders’ right to receive information, setting forth the mailing and e-mail addresses to which the shareholders may write.

f)	The means to grant a proxy for the General Shareholders’ Meeting and to cast a distance vote, including the procedure to obtain attendance cards or a certificate issued by the entities legally authorized for such purpose.

2. Furthermore, from the date of publication of the notice of the call to the General Shareholders’ Meeting, and in order to facilitate shareholders’ attendance and participation therein, the Company shall include in its corporate website, to the extent available and in addition to the documents and information required by the law, all materials that the Company deems advisable for such purposes and in particular, but merely for illustrative purposes, the following:

a)	Information regarding the place where the General Shareholders’ Meeting is to be held, describing, when appropriate, the means of access to the meeting room.

b)	Any other matters of interest for purposes of following the proceedings at the Meeting, such as whether simultaneous interpretation services will be provided, the possibility that the General Shareholders’ Meeting be followed by audio-visual means, or information in other languages.

In addition, when there is a supplement to the call to meeting or proposed resolutions on matters already included or which must be included in the agenda, the Company shall, from the date of publication thereof, also publish, in the same manner and on its corporate website, the text of the proposals to which such supplement refers and which has been provided to the Company.

This information may be subject to changes at any time, in which case any appropriate amendments or clarifications shall be published on the Company’s corporate website.

3. The Company shall deliver the information and documentation referred to in sub-section 1 and in paragraph a) of sub-section 2 of this article to the National Securities Market Commission and other Market Supervisory Authorities as may be appropriate; it shall also provide such information and documentation to the depositary or depositaries of the programs through which the Company is listed on certain foreign markets.

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Article 10. The shareholders’ right to receive information.

1. From the publication of the notice of the call to a General Shareholders’ Meeting through the seventh day prior to the date set for the holding thereof upon first call, any shareholder may submit a written request for such information or clarifications as it deems are required, or ask written questions it deems are pertinent, regarding the matters included in the agenda for the notice of call, or regarding information accessible to the public that the Company has provided to the National Securities Market Commission since the holding of the immediately prior General Shareholders’ Meeting, or regarding the auditor’s report.

The Board of Directors shall be required to provide in writing, until the day when the General Shareholders’ Meeting is held, the requested information or clarifications, as well as to respond in writing to the questions asked. The answers to the questions and to the requests for information shall be channeled through the Secretary of the Board of Directors and provided by any member thereof or by any person expressly authorized by the Board of Directors to that end.

2. During the course of the General Shareholders’ Meeting, the shareholders of the Company may verbally request such information or clarifications as they deem appropriate regarding the matters contained in the agenda, or regarding the information accessible to the public that the Company has provided to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting, or regarding the auditor’s report. In the event that it is not possible to satisfy the shareholder’s right at that time, the Board of Directors shall provide such information in writing within seven days of the close of the General Shareholders’ Meeting.

3. The Board of Directors shall have the duty to provide the information requested in reliance upon the two preceding paragraphs, in the manner and within the time periods established by the law, except in those cases in which (i) it has been requested by holders of less than one-fourth of the share capital and the dissemination thereof may, in the opinion of the Chairman, prejudice the corporate interests; (ii) the request for information or clarifications does not refer to matters included in the agenda or, in the case of sub-section 1 above, to information accessible to the public that has been provided by the Company to the National Securities Market Commission since the holding of the immediately prior General Shareholders’ Meeting; (iii) prior to the request for information, such information has been clearly and directly made available to all shareholders in question-and-answer format on the Company’s corporate website; (iv) the request for information is deemed abusive for any other reason; or (v) it is so established in legal or regulatory provisions.

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Answers to shareholders who attend the General Shareholders’ Meeting from a distance by means of data transmission and simultaneously and who exercise their right to receive information through this procedure shall be provided, if applicable, in writing, within seven days following the Meeting.

Article 11. Electronic Shareholders’ Forum and suggestions made by the shareholders.

1. Without prejudice to the shareholders’ right, in such cases and under such terms as are provided in the law, to have certain matters included in the agenda for the General Shareholders’ Meeting that they request be called, the shareholders may at all times and after providing evidence of their status as such, make suggestions through the Shareholders Office regarding the organization and operation of the General Shareholders’ Meeting and the powers of the shareholders thereat.

2. On occasion of the call to meeting and until each General Shareholders’ Meeting is held, the Company shall place into operation on its corporate website an Electronic Shareholders’ Forum, which shall be accessible, with appropriate safeguards, by both individual shareholders and by any voluntary associations they may create as provided by law, in order to facilitate their communication prior to a General Shareholders’ Meeting being held. Proposed resolutions sought to be presented as a supplement to the agenda notified in the call to meeting may be published in the Shareholders’ Electronic Forum, together with requests for adherence to such proposals, initiatives to reach the percentage sufficient to exercise a minority right provided by law as well as proxy offers or solicitations. The Board of Directors may further develop the above-mentioned rules and establish the procedures, terms and other conditions for the operation of the Electronic Shareholders’ Forum.

TITLE IV. ORGANIZATION AND ESTABLISHMENT OF A QUORUM FOR THE GENERAL SHAREHOLDERS’ MEETING

Article 12. Right to attend.

1. The right to attend a General Shareholders’ Meeting shall accrue to the holders of at least that number of shares representing a nominal value of 300 euros, provided that such shares are registered in their name in the corresponding book-entry registry five days in advance of the date on which the General Shareholders’ Meeting is to be held, and provided also that they present evidence thereof with the appropriate attendance card or share certificate issued by any of the entities participating in the institution that manages such book-entry registry, or directly by the Company itself, or in any other manner permitted under law. Such card or certificate may be used by the shareholders as the document whereby to grant a proxy for the General Shareholders’ Meeting in question.

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2. Shareholders that hold a lower number of shares may grant a proxy in respect thereof to a shareholder having the right to attend, as well as group together with other shareholders in the same situation until reaching the required number of shares, following which a proxy must be granted to one of such shareholders. The grouping must be carried out specifically for each General Shareholders’ Meeting and must be recorded in writing.

3. The Directors must attend the General Shareholders’ Meeting, save for a duly justified reason preventing them from doing so. The non-attendance of any of them will not affect the valid constitution of the General Shareholders’ Meeting.

4. In addition, the General Shareholders’ Meeting may be attended by such executives, technicians, experts and other persons who may, in the opinion of the Chairman of the General Shareholders’ Meeting, have a relationship with the Company. The Chairman may also authorize the attendance of such persons as he deems appropriate, including the media, analysts, etc., although the General Shareholders’ Meeting may revoke such authorization.

Article 13. Right of representation.

1. Every shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, even if not a shareholder, provided that the requirements and formalities imposed by the law are met. The proxy must be granted specifically for each General Shareholders’ Meeting, either by using the proxy form printed on the attendance card or in any other manner permitted by the law, without prejudice to the provisions of the Companies Act (Ley de Sociedades de Capital) regarding cases of proxies granted to family relatives and general proxies.

The documents setting forth the proxies for the General Shareholders’ Meeting shall contain instructions regarding the direction of the vote. Unless otherwise expressly indicated by the shareholder granting the proxy, it shall be understood that the shareholder gives specific instructions to vote in favor of the proposed resolutions put forward by the Board of Directors regarding the matters on the agenda.

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If there are no voting instructions because the shareholders acting at the General Shareholders’ Meeting are to decide matters that are not included in the agenda and are thus unknown on the date that the proxy is granted but which may be submitted to a vote at the General Shareholders’ Meeting, the proxy-holder shall vote in such direction as he deems most appropriate, taking into account the interest of the Company and that of the shareholder granting the proxy. The same rule shall apply when the relevant proposal or proposals submitted to the shareholders at the General Shareholders’ Meeting have not been made by the Board of Directors.

If the document setting forth the proxy does not state the specific person or persons to whom the shareholder grants the proxy, such proxy shall be deemed granted in favor of any of the following: the Chairman of the Board of Directors of the Company, or the person that stands in for him as Chairman of the General Shareholders’ Meeting, or such person as is appointed by the Board of Directors, with notice of such appointment being given in advance in the notice of the call to meeting. If the Chairman of the Board of Directors of the Company, or the person acting in his stead, or the person appointed by the Board of Directors, as applicable, is affected by any of the conflicts of interest contemplated in the law and the document setting forth the proxy does not contain any specific instructions, the proxy shall be deemed granted to the Secretary for the General Shareholders’ Meeting.

A proxy is always revocable. Attendance at the General Shareholders’ Meeting by the shareholder granting the proxy, whether in person or through distance voting, entails the revocation of any proxy granted, whatever the date thereof. A proxy shall likewise be rendered void as a result of the disposition of shares of which the Company has notice.

2. Individual shareholders who do not have full legal capacity and corporate shareholders shall be represented by those persons who act as representatives thereof pursuant to law, with evidence of such representative capacity being duly provided.

3. In any event, in cases of voluntary representation as well as those of legal representation, no person may have more than one representative at the General Shareholders’ Meeting.

4. The Chairman of the General Shareholders’ Meeting or, by delegation of powers, the Secretary of the General Shareholders’ Meeting shall resolve all doubts regarding the validity and effectiveness of the documents giving rise to the right of any shareholder to attend the General Shareholders’ Meeting, whether individually or by grouping their shares with other shareholders, as well as any proxy granted to any other person, endeavoring to deem only those documents that lack the minimum essential requirements to be invalid or ineffective, provided that such defects have not been remedied.

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5. When a proxy is granted by means of long-distance communication, it shall only be deemed valid if it is granted by postal delivery or correspondence or by electronic communication made in accordance with the provisions of this article.

Proxies by postal delivery or correspondence shall be granted by sending or delivering to the Company the duly signed attendance and proxy-granting card or other written instrument that, in the opinion of the Board of Directors expressed in a resolution adopted for such purpose, allows for due verification of the identity of the shareholder granting the proxy and that of the proxy-holder designated therein.

Proxies by electronic communication to the Company shall be granted under an electronic signature or by such other manner as the Board of Directors may deem appropriate to ensure the authenticity and identification of the shareholder that exercises his right, attaching thereto a copy in electronic format of the attendance and proxy-granting card and detailing in the communication the proxy granted and the identify of the shareholder granting the proxy.

In order to be valid, a proxy granted by either of the aforementioned means of long-distance communication must be received by the Company before midnight on the third day prior to the date set for the holding of the General Shareholders’ Meeting upon first call. In the resolution for the call of the General Shareholders’ Meeting in question, the Board of Directors may reduce this required deadline, disclosing it in the same manner as the call notice. The Board of Directors may also implement the above provisions relating to proxies granted by long-distance means of communication in accordance with the provisions of Article 25.5 of the By-laws and Article 22.7 of these Regulations.

6. A proxy may include items that, even if not contained in the agenda, may be dealt with by the shareholders at the General Shareholders’ Meeting because it is so permitted by law.

7. The Board of Directors may implement the above provisions relating to the grant of proxies through long-distance means of communication, in accordance with the provisions of Article 22.7 below.

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Article 14. Organization of the General Shareholders’ Meeting.

1. The General Shareholders’ Meeting shall be held at the place set forth in the notice of the call to meeting, within the area where the Company has its registered office, on the date and at the time also set forth in such notice. However, when the Board of Directors deems it appropriate in order to facilitate the conduct of the meeting, it may resolve that the General Shareholders’ Meeting be held in any other place within Spain by so providing in the call to meeting.

2. In order to ensure the proper exercise of the right to attend the General Shareholders’ Meeting, as well as to guarantee the safety of those attending and the orderly conduct of the Meeting, such access control systems and surveillance and protection measures shall be established as the Board of Directors deems appropriate.

3. Sessions of the General Shareholders’ Meeting may be held in one room or in several adjoining rooms, or in rooms which are not adjoining to one another but are located in the same building complex or on the same premises, as long as the Board of Directors deems it justified to proceed in this way. In such case, audiovisual means shall be provided to allow for real-time interactivity and intercommunication among the rooms.

4. In order to foster the widest dissemination of the proceedings of the General Shareholders’ Meeting and of the resolutions adopted thereat, access to the place where the General Shareholders’ Meeting is held may be granted to media representatives as well as to financial analysts and other duly accredited experts. To this same end, the Chairman of the General Shareholders’ Meeting may direct that all or part of the proceedings of the General Shareholders’ Meeting be broadcast or recorded by audio-visual means.

5. Upon entering the premises where the General Shareholders’ Meeting is to be held, the attendees shall be provided with the full text of the proposed resolutions to be submitted for approval by the shareholders at the Meeting, except for proposals that cannot be delivered to the attendees because they have been adopted immediately prior to the General Shareholders’ Meeting. The shareholders shall be informed of such proposals during the course of the General Shareholders’ Meeting and, in all cases, before the shareholders’ turn to speak.

6. No photography, video, recording or similar devices may be used in the room or rooms where the General Shareholders’ Meeting is held, except to the extent allowed by the Chairman. Control mechanisms may be set up at the place of access to the room or rooms in order to ensure compliance with this provision.

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Article 15. Preparation of the attendance roll.

1. In order to prepare the attendance roll, the admission of proxies shall start sufficiently in advance of the date set in the notice of the call to the General Shareholders’ Meeting, such that the shareholders, or those who validly represent them, may deliver or send their respective proxies to the Company’s registered office as well as, if appropriate, the documents that evidence proxy representation, all without prejudice to any appropriate control at the place and on the date established for the holding of the General Shareholders’ Meeting.

2. In addition, at the place and on the date established for the General Shareholders’ Meeting to be held and from the moment when access is granted to the place where the Meeting is to be held, the shareholders attending the Meeting in person or such persons as validly represent them thereat shall deliver their respective attendance cards and proxies to the staff in charge of shareholder registration, by producing evidence of their identity and, if appropriate, of their representative capacity and the grouping of shares.

3. Registration of shareholders present at the General Shareholders’ Meeting in person and by proxy may be carried out manually or by using mechanical means. In this last-mentioned case, optical reading systems or any other means that are considered appropriate may be used.

4. In order for the General Shareholders’ Meeting to begin at the time set forth in the notice of call, the attendance card and proxy registration process shall end minutes before the time at which the General Shareholders’ Meeting is scheduled to commence; once such process has concluded and the existence of sufficient quorum to validly constitute the Meeting upon first or second call, as the case may be, has been verified, the Presiding Committee of the General Shareholders’ Meeting shall be formed, whereupon the Meeting will commence.

5. Once the General Shareholders’ Meeting is validly constituted, and in order to complete the preparation of the attendance roll, any attendance cards or proxies submitted after the establishment of a quorum at the General Shareholders’ Meeting and the commencement thereof must be admitted, as long as they are submitted before the shareholders’ turn to speak begin.

Shareholders who have provided evidence of their status as such or any representatives thereof who have not submitted their attendance cards before the turn to speak begins may attend the Meeting, but will not be included in the attendance roll and will thus not be considered to be in attendance at the General Shareholders’ Meeting.

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6. The preparation of the attendance roll and the resolution of issues arising in connection therewith shall be the purview of the Secretary for the General Shareholders’ Meeting.

At the end of the attendance roll, there shall be a determination of the number of shareholders present in person – separately including those who voted from a distance – or by proxy, as well as of the amount of capital they own, specifying the capital held by shareholders with the right to vote.

7. The attendance roll shall be stored in an electronic medium, which shall be kept in an envelope or sealed container, the cover of which shall set forth the relevant identification proceedings signed by the Secretary for the General Shareholders’ Meeting with the approval of the Chairman thereof. The Minutes of the General Shareholders’ Meeting shall record the inclusion of the attendance roll in a computer medium.

Article 16. Establishment of a quorum for the General Shareholders’ Meeting.

1. An Ordinary or Extraordinary General Shareholders’ Meeting shall be held upon first or second call. Such quorum as is established in the law and the By-Laws shall be required for the General Shareholders’ Meeting to be validly held.

In the event that, pursuant to the provisions of the law or the By-Laws, a minimum percentage of the share capital is required to be in attendance for a quorum to be validly established at an Ordinary or Extraordinary General Shareholders’ Meeting or to validly adopt certain resolutions, and such attendance requirements cannot be met upon second call according to the attendance roll, the agenda for the General Shareholders’ Meeting shall be limited to such items thereon as do not require such specific minimum capital in attendance for the establishment of a valid quorum at the General Shareholders’ Meeting or for the adoption of resolutions.

2. Shareholder absences occurring once a quorum has been established at the General Shareholders’ Meeting shall not affect the validity thereof.

Article 17. Presiding Committee of the General Shareholders’ Meeting. Chairman of and Secretary for the General Shareholders’ Meeting.

1. The Presiding Committee of the General Shareholders’ Meeting shall be composed of the Chairman of and the Secretary for the General Shareholders’ Meeting, and by the members of the Board of Directors who attend the meeting.

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2. The General Shareholders’ Meeting shall be chaired by the Chairman of the Board of Directors or, in the absence thereof, by a Vice Chairman of the Board of Directors, in such order as is applicable in the event that there are several of them; in the event of vacancy, absence or sickness, they shall be replaced by the longest-serving Director, and in case of equal length of service, by the oldest. The Secretary of the Board of Directors or, in the absence thereof, a Deputy Secretary, in such order as is applicable in the event that there are several of them, shall act as Secretary, and, failing that, the Director with the least amount of time in office, and in case of equal length of service, by the youngest.

In the event that, once the General Shareholders’ Meeting has commenced, the Chairman or Secretary has to leave for any reason, his duties shall be assumed by the appropriate persons pursuant to the provisions of the preceding paragraph, and the proceedings of the General Shareholders’ Meeting shall continue.

3. The Chairman of the General Shareholders’ Meeting may, even while present at the meeting and when any circumstance arises due to which he considers it advisable, temporarily entrust the conduct of the debate to any member of the Board of Directors he deems fit or to the Secretary for the General Shareholders’ Meeting, who shall perform such duty on behalf of the Chairman.

4. The Chairman may have any expert he deems appropriate attend the Meeting in order to assist him.

Article 18. Remote attendance by electronic or data transmission means.

1. Pursuant to the provisions of Article 21 of the By-Laws, and independently of the right of the shareholders to vote from a distance as provided in Article 22 of these Regulations, shareholders with the right to attend the General Shareholders’ Meeting held at the place indicated in the notice of the call to meeting may exercise such right by electronic or data transmission means of long-distance communication when it has so been resolved by the Board of Directors after taking into account the current techniques and verifying the appropriate conditions for security and unambiguousness. In the notice of the call to meeting, the Board of Directors shall set forth the means that may be used for the aforementioned purposes in view of the fact that they meet the conditions for security required to permit identification of the shareholders, the proper exercise of their rights and the appropriate progress of the Meeting.

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2. In the event that the Board of Directors resolves to permit remote attendance at the General Shareholders’ Meeting, the notice of the call to meeting shall set forth such periods, form and manner for the exercise of shareholders’ rights as shall have been established by the Board of Directors in furtherance of the proper conduct of the General Shareholders’ Meeting.

3. Remote attendance of the shareholders at the General Shareholders’ Meeting by electronic or data transmission means shall be subject to the following provisions, which may be implemented and supplemented by the Board of Directors:

a)	The connection to the system in order to follow the General Shareholders’ Meeting shall be established as much in advance of the time set for the commencement of the Meeting as is indicated in the notice of call. Shareholders who start the connection after the time established as a deadline for such purpose shall not be deemed present.

b)	Shareholders who wish to attend the General Shareholders’ Meeting and exercise their rights shall identify themselves by means of a recognized electronic signature or other type of identification, subject to the requirements that the Board of Directors establishes in the resolution adopted for such purpose, providing for adequate guarantees of authenticity and identification of the shareholder in question. The right to vote and to receive information shall be exercised by electronic means of long-distance communication that are deemed suitable pursuant to the provisions of these Regulations.

c)	Proposals regarding matters included in the agenda may be voted from the moment that the Chairman of the General Shareholders’ Meeting declares that a valid quorum has been established and makes a statement to that end, and through the time indicated by the Chairman for such purpose. On the other hand, proposals regarding matters not included in the agenda shall be voted during such time period as is indicated by the Chairman, once the proposal has been formulated and it is considered that it must be submitted to a vote.

d)	Shareholders attending from a distance pursuant to this article may exercise their right to receive information by asking such questions or requesting such clarifications as they deem fit, so long as they refer to matters included in the agenda. The Board of Directors may establish in the notice of the call to meeting that any presentations and proposed resolutions that those attending by means of data transmission may wish to make pursuant to the Law must be sent to the Company prior to the establishment of a quorum at the General Shareholders’ Meeting. Answers to shareholders attending the General Shareholders’ Meeting in this manner and who exercise their right to receive information during the course of the Meeting shall be provided in writing, if applicable, within seven days following the holding of the General Shareholders’ Meeting.

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e)	The inclusion in the attendance roll of shareholders attending from a distance shall be in accordance with the provisions set forth in these Regulations.

f)	The Presiding Committee of the General Shareholders’ Meeting, and the Notary, if applicable, shall have direct access to the connection systems by means of which the General Shareholders’ Meeting may be attended, such that they have personal and immediate knowledge of the communications and statements made by the shareholders attending from a distance.

g)	The interruption of communication, due to technical circumstances or security reasons deriving from supervening events, may not be invoked as an unlawful deprivation of a shareholder’s rights or as grounds for challenging the resolutions adopted at the General Shareholders’ Meeting in question.

4. The Board of Directors may establish and update the means and procedures in accordance with the state of the art in technical matters in order to organize the remote attendance at the General Shareholders’ Meeting and electronic voting from a distance during the course thereof, for which purpose it shall comply with the legal provisions governing such system and the provisions set forth in the By-Laws and in these Regulations. Such means and procedures shall be published on the Company’s corporate website.

TITLE V. CONDUCT OF THE GENERAL SHAREHOLDERS’ MEETING

Article 19. Commencement of the Meeting.

1. After the existence of sufficient quorum for the valid constitution of the General Shareholders’ Meeting has been verified, and once the Presiding Committee of the General Shareholders’ Meeting has been formed, the Meeting shall commence. The Chairman of the General Shareholders’ Meeting, or by delegation of powers, the Secretary for the General Shareholders’ Meeting, shall announce the provisional data regarding the number of shareholders with voting rights who are then present at the Meeting in person or by proxy, the number of shares owned by such shareholders present in person or by proxy, and the percentage of capital they represent.

Taking the aforementioned data into account, the Chairman of the General Shareholders’ Meeting shall thereafter declare a valid quorum to have been established at the General Shareholders’ Meeting upon first or second call, as the case may be, and shall subsequently yield the floor to the Notary, if his presence has been requested, in order for him to ask the attendees whether they have any reservations or objections concerning the data previously announced and the establishment of a valid quorum at the General Shareholders’ Meeting, such that any such reservations or objections may be duly recorded in the Minutes thereof.

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2. If the presence of a Notary has not been requested, all references to a Notary in the preceding sub-section shall be understood to be made to the Secretary for the General Shareholders’ Meeting.

Article 20. Use of the floor.

1. Once the meeting has commenced, the Chairman of the General Shareholders’ Meeting shall invite the shareholders who wish to speak at the General Shareholders’ Meeting in order to request information or to make any other statement in connection with the items on the agenda to make this known, after stating, by means of their attendance card or the appropriate certificate, their identity and the number of shares they own or represent, as applicable.

2. Once the Presiding Committee of the General Shareholders’ Meeting has the list of shareholders who wish to speak, and after the presentation of the relevant reports by the Chairman of the General Shareholders’ Meeting or by such persons as he may appoint for this purpose, and in any event before voting on the matters included in the agenda, the Chairman of the General Shareholders’ Meeting shall grant the floor to the shareholders. The shareholders shall speak in the order in which they are called by the Presiding Committee.

If they so wish, those using the floor may request that the full written text of their presentation be included in the Minutes of the General Shareholders’ Meeting, to which end they must thereupon deliver it to the Notary taking the minutes of the meeting or, in the absence thereof, to the Secretary for the General Shareholders’ Meeting or staff members assisting one or the other.

3. The Chairman of the General Shareholders’ Meeting shall be responsible, under the terms set forth in the law, for providing the information or clarifications requested, provided, however, that he may, when he sees fit in view of the matter to which such information or clarifications refer, entrust such duty to the Chairman of any of the Committees of the Board of Directors, to a member of the Presiding Committee of the General Shareholders’ Meeting, or to any senior executive officer, employee, expert or advisor to the Company. The Chairman of the General Shareholders’ Meeting may determine in each case, according to the information or clarifications requested, whether the answer will be given individually or as a collective response by subject, taking into account the provisions of Article 10 of these Regulations.

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Article 21. Powers of the Chairman in connection with the conduct and orderly progress of the General Shareholders’ Meeting.

1. The Chairman of the General Shareholders’ Meeting has the power to preside over and conduct the proceedings at the General Shareholders’ Meeting, and must direct and maintain the debate within the limits of the agenda and bring such debate to an end when he considers each matter to have been sufficiently discussed.

2. In the performance of his duties to preside over and ensure the orderly conduct of the General Shareholders’ Meeting, the Chairman of the General Shareholders’ Meeting, assisted by the Secretary for the General Shareholders’ Meeting, shall have the following powers, among others:

a)	To organize the shareholders’ participation in their use of the floor pursuant to the provisions of these Regulations.

b)	To grant the floor, at the time he deems fit, to the shareholders who request it, with the power to take the floor away when he deems that a matter has been sufficiently debated, or that the progress of the meeting is being hindered, or that the matter in question is not included in the agenda.

c)	To resolve to extend the time initially available for the shareholders to speak, when he deems it necessary or when the large number of requests for participation or any other circumstance makes it advisable, and to set the maximum length of each presentation or establish time limits for shareholders to speak when he considers a matter to have been sufficiently debated, respecting, in all cases, the principle of equal treatment of the shareholders using the floor.

d)	To act as a moderator of shareholder participations, with the power to require them to clarify matters that have not been sufficiently explained, or not to depart from the matters on the agenda and to act with suitable decorum in their participation, reprimanding shareholders when their participation is manifestly obstructionist or aimed at hindering the normal progress of the General Shareholders’ Meeting, and also with the power to take any appropriate measures to ensure that the General Shareholders’ Meeting proceeds in an orderly fashion.

e)	To announce the results of the voting, either personally or through the Secretary for the General Shareholders’ Meeting.

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f)	To resolve any issues that may arise during the proceedings of the General Shareholders’ Meeting in connection with the interpretation and application of the rules established in these Regulations.

g)	In general, to exercise all powers, including those of order and discipline, which are required to properly hold the meeting.

Article 22. Casting of votes from a distance prior to the General Shareholders’ Meeting.

1. Without prejudice to the provisions of Article 18 of these Regulations, and therefore, independently of the right to attend by electronic means, shareholders with the right to attend may cast their vote on the proposals relating to the items included in the Agenda for any General Shareholders’ Meeting by means of postal delivery or correspondence or electronic communication.

2. Votes by postal delivery or correspondence shall be cast by sending or delivering to the Company a document recording the vote accompanied by the duly signed attendance card issued by the entity in charge of keeping the register of book entries.

3. Votes communicated electronically to the Company shall be cast under an electronic signature or in such other manner as the Board of Directors may deem appropriate to ensure the authenticity and the identification of the shareholder exercising his right, attaching thereto a copy in electronic format of the duly completed attendance card and vote.

4. In order to be valid, votes cast by any of the means of long-distance communication mentioned in the preceding subarticles must be received by the Company before midnight on the third day prior to the date set for the holding of the General Shareholders’ Meeting upon first call.

In the resolution to call the General Shareholders’ Meeting in question, the Board of Directors may reduce this required deadline, disclosing it in the same manner as the call notice

5. Shareholders who cast their vote from a distance pursuant to this article and to the provisions made by the Board of Directors by way of further development thereof shall be deemed present for purposes of determining the establishment of a quorum for the General Shareholders’ Meeting in question. Therefore, proxies granted prior to the casting of such vote shall be deemed revoked, and those granted thereafter shall be deemed not to have been given.

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6. The vote cast by means of long-distance communication shall be rendered void by the attendance in person at the meeting of the shareholder casting the vote or by the disposition of shares of which the Company has notice.

7. The Board of Directors is authorized to implement and supplement the regulations on voting and granting of proxies by long-distance means of communication provided for in these Regulations, establishing the instructions, means, rules and procedures it deems appropriate to instrument the casting of votes and the grant of proxies by long-distance means of communication.

In any event, the Board of Directors will adopt the necessary measures to avoid possible duplications and to ensure that the person who has cast the vote or granted the proxy by means of postal or electronic correspondence has the proper standing to do so in accordance with the provisions of Article 19.1 of the By-laws. The implementing rules adopted by the board of Directors pursuant to the provisions of this subarticle shall be published on the corporate website.

Article 23. Voting on the proposed resolutions.

1. Once shareholders’ presentations, if any, have concluded and answers have been provided as set forth in these Regulations, the corresponding proposed resolutions shall be put to the vote.

Each of the proposed resolutions shall be voted by following the agenda included in the notice of the call to meeting, and if proposals have been made regarding matters which the shareholders may decide without such matters being included in the agenda, they shall be submitted to a vote after a vote is taken on the proposals included in the agenda, unless the Chairman of the General Shareholders’ Meeting decides otherwise.

2. After the Secretary for the General Shareholders’ Meeting has read the full text or a summary of the proposed resolution corresponding to an item on the agenda, which reading may be dispensed with when the text of such proposal has been distributed to the shareholders at the beginning of the General Shareholders’ Meeting, a vote shall first be taken on the resolutions proposed in each case by the Board of Directors, and then, if appropriate, the proposals made by other parties shall be submitted to a vote, following the order established by the Chairman of the General Shareholders’ Meeting for that purpose.

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When a single item on the agenda includes different matters, such matters shall be separately submitted to a vote. In particular, a separate vote shall be taken on the appointment of each Director and, in the event of amendments to the By-Laws or these Regulations, on each article or group of articles that are materially independent. In exceptional cases, related proposals, which are formulated as an indivisible unit, shall be voted as a whole, such as those relating to the approval of the revised text of the By-Laws or of the Regulations for the General Shareholders’ Meeting.

In all cases, when a proposed resolution is approved, all other proposals on the same matter that are incompatible therewith shall automatically be deemed withdrawn and shall therefore not be submitted to a vote, which shall be stated by the Chairman of the General Shareholders’ Meeting, or by the Secretary for the of the General Shareholders’ Meeting, acting by delegation of powers.

3. The following voting calculation system shall be used for purposes of voting on the proposed resolutions:

a)	In the case of voting on proposed resolutions relating to matters on the agenda, votes in favor of the proposal submitted to a vote shall be deemed to be those corresponding to all shares present or represented at the Meeting, according to the attendance roll, less the votes corresponding to shares whose holders or representatives inform the Presiding Committee of the General Shareholders’ Meeting, or to the Notary, if appropriate, by written communication or personal statement, that they vote against, in blank or abstain.

b)	In the case of voting on proposed resolutions relating to matters that are not included in the agenda, votes against the proposal submitted to a vote shall be deemed to be those corresponding to all shares present or represented at the Meeting, according to the attendance roll, less the votes corresponding to shares whose holders or representatives inform the Presiding Committee of the General Shareholders’ Meeting, or to the Notary, if appropriate, by written communication or personal statement, that they vote in favor, in blank or abstain.

c)	For purposes of the provisions of paragraphs a) and b) above, for each of the proposed resolutions submitted to a vote, it shall be deemed that shares present and represented at the meeting are all those recorded on the attendance roll, less the shares whose holders may not, pursuant to the law and depending upon the proposed resolution that is put to the vote, exercise the voting rights attaching to their shares.

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Regardless of the system used to calculate the votes, verification by the Presiding Committee of the Meeting – or, exceptionally, in the event that such Presiding Committee of the General Shareholders’ Meeting has not been formed, by the Secretary for the General Shareholders’ Meeting – of the existence of a number of favorable votes sufficient to attain the majority required in each case, will allow the Chairman of the General Shareholders’ Meeting to declare the relevant proposed resolution to have been approved.

Article 24. Adoption of resolutions and announcement of voting results.

1. Resolutions shall be adopted by majority, i.e., proposed resolutions shall be approved when the number of votes in favor of each proposal is greater than the number of votes against it (whatever the number of blank votes and abstentions), without prejudice to the qualified majorities established in the law and in the By-Laws or to the limitation upon the maximum number of votes that may be cast by each shareholder as provided in Article 26 of the By-Laws.

2. Once the proposals have been voted as provided in these Regulations, the Chairman of the General Shareholders’ Meeting shall announce, either personally or through the Secretary for the General Shareholders’ Meeting, the voting results, stating whether each of the proposals has been approved or rejected.

Article 25. Closure of the General Shareholders’ Meeting.

Once the voting on the proposed resolutions has been completed and the approval or rejection thereof has been announced, the General Shareholders’ Meeting shall end and the Chairman thereof shall adjourn the meeting.

TITLE VI. CONTINUATION AND SUSPENSION OF THE GENERAL SHAREHOLDERS’ MEETING

Article 26. Continuation.

At the proposal of the Chairman of the General Shareholders’ Meeting, or at the request of shareholders representing at least one-fourth of the share capital present or represented at the meeting, the General Shareholders’ Meeting may resolve upon a continuation of the sessions over one or more consecutive days. In the event that, due to organizational reasons, the venue for the subsequent sessions must be other than that where the first session was held, such venue shall be designated, if possible, when the continuation is decided; otherwise, it shall be notified as soon as it is designated, by an appropriate means of information that shall be established in the resolution providing for the continuation.

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Regardless of the number of sessions, the General Shareholders’ Meeting shall be deemed to be a single meeting, and a single set of Minutes shall be taken for all of the sessions. Accordingly, there shall be no need to repeat compliance with the provisions of the law, the By-Laws or these Regulations in subsequent sessions for them to be validly held.

Only shareholders included in the attendance roll shall be entitled to attend and vote at the successive sessions held due to the continuation of the General Shareholders’ Meeting. The shares held by shareholders included in such attendance roll who leave during the course of the subsequent sessions shall not be deducted and shall continue to be computed for the purpose of calculating the majority required to adopt resolutions. However, any shareholder who intends to be absent from the subsequent sessions may, if he deems it appropriate, inform the Presiding Committee of the General Shareholders’ Meeting, or the Notary Public, if applicable, of his intention so to act and of the direction of his vote on the proposals included in the agenda.

Article 27. Suspension.

1. In exceptional cases, when situations occur which materially hinder the orderly conduct of the meeting or which temporarily prevent the normal progress thereof, the Chairman of the General Shareholders’ Meeting may, after consulting with the Presiding Committee of the General Shareholders’ Meeting, resolve to suspend the session for the time required to re-establish the conditions required for continuation.

In this case, the Chairman of the General Shareholders’ Meeting may, also after consulting with the Presiding Committee of the General Shareholders’ Meeting, adopt such measures as are deemed appropriate to avoid the repetition of circumstances that might again affect the orderly conduct and progress of the meeting.

2. If, once the session reconvenes, the circumstances that gave rise to the suspension persist, the Chairman of the General Shareholders’ Meeting may, after consulting with the Presiding Committee of the General Shareholders’ Meeting, propose that the attendees continue the General Shareholders’ Meeting on the following day, as set forth in the preceding article.

In the event that the continuation is not approved, or it is not possible to agree thereto for any reason, the Chairman of the General Shareholders’ Meeting may, after consulting with the Presiding Committee of the General Shareholders’ Meeting, decide to adjourn or continue the General Shareholders’ Meeting, whereupon he shall submit for approval by the shareholders the resolutions on the agenda that have theretofore been proposed by the Board of Directors or by the shareholders, provided that the each and every one of the following requirements are met:

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a)	That every shareholder has had the chance to exercise his right to receive information since the call to General Shareholders’ Meeting and the company has provided the appropriate information and documentation in compliance with the applicable legal and by-law provisions.

b)	That the approval of all or any of the proposals regarding matters on the agenda is of particular significance to the corporate interest, or that material prejudice may be caused as a result of the adjournment of the General Shareholders’ Meeting.

c)	That it may reasonably be presumed that the situation that caused the suspension of the General Shareholders’ Meeting would occur again upon the meeting being reconvened.

When, in accordance with the provisions of this sub-section, a vote is directly taken on the proposed resolutions, the shareholders present may submit a request to the Presiding Committee of the General Shareholders’ Meeting, or to the Notary, if applicable, or in writing to the Board of Directors, for all information they deem appropriate regarding the matters on the agenda for the General Shareholders’ Meeting, and the Board of Directors shall respond to such requests in writing within seven days of the close of the General Shareholders’ Meeting, without prejudice to the limitations established in Article 10.3 of these Regulations.

TITLE VII. MINUTES OF THE GENERAL SHAREHOLDERS’ MEETING AND PUBLICATION OF THE RESOLUTIONS ADOPTED THEREAT

Article 28. Minutes of the General Shareholders’ Meeting.

1. The deliberations and resolutions adopted by the shareholders at the General Shareholders’ Meeting shall be recorded in the Minutes, which shall contain at least all the information required by the law.

2. The Minutes of the General Shareholders’ Meeting may be prepared by the Secretary for such Meeting and must be approved by the shareholders after the holding of the Meeting, failing which, they must be approved within fifteen days by the Chairman of the General Shareholders’ Meeting and two Inspectors, one on behalf of the majority and the other for the minority, appointed by the shareholders at the General Shareholders’ Meeting at the proposal of the Chairman thereof. The Minutes approved in either way shall have binding force as from the date of approval. Once the Minutes have been approved, they shall be signed by the Secretary for the General Shareholders’ Meeting with the approval of the Chairman and transcribed in the Minute Book.

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3. The Board of Directors may request the presence of a Notary of their choice to take the Minutes of the General Shareholders’ Meeting, and shall be required to do so when so established in the law.

The Notarial Record shall be deemed to be the Minutes of the General Shareholders’ Meeting and will not be subject to the formality of approval and will be enforceable as from the date on which the minutes are closed.

Article 29. Publication of resolutions.

1. Regardless of such other publication measures as may be legally required in each case, the resolutions approved at the General Shareholders’ Meeting and the result of the votes shall be published in full on the Company’s corporate website within five days following the close of the Meeting.

2. Recordable resolutions shall be filed for registration with the Commercial Registry and shall be published in accordance with the law.

3. The Company shall report the resolutions adopted at the General Shareholders’ Meeting to the National Securities Market Commission and to all appropriate Market Supervisory Authorities, either in full-text form or by means of a summary of the contents of such resolutions, as soon as possible after the close of the General Shareholders’ Meeting.

* * * *

Proposal regarding Item VI on the Agenda: Shareholder Compensation. Distribution of dividends with a charge to unrestricted reserves.

To approve a distribution of dividends with a charge to Unrestricted Reserves by means of payment of the fixed gross amount of 0.35 euro per share to each existing share of Telefónica, S.A. that is outstanding and has the right to participate in such distribution on the payment date.

Payment will be made in November 2013, through the Member Entities of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. [Securities Registration, Clearing and Settlement Systems Management Company] (IBERCLEAR).

* * * *

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Proposal regarding Item VII on the Agenda: Delegation to the Board of Directors of the power to issue debentures, bonds, notes and other fixed-income securities, be they simple, exchangeable and/or convertible, granting the Board, in the last case, the power to exclude the pre-emptive rights of shareholders, as well as the power to issue preferred shares and the power to guarantee issuances by companies of the Group.

To delegate to the Board of Directors, in accordance with the general rules governing the issuance of debentures and pursuant to the provisions of Sections 285, 297 and 417 of the Companies Act (Ley de Sociedades de Capital) and Section 319 of the Regulations of the Commercial Registry (Reglamento del Registro Mercantil), the power to issue fixed-income securities and preferred shares, subject to the following terms and conditions:

1.	The aforementioned securities may be issued on one or more occasions within a maximum term of five years as from the date of approval of this resolution.

2.	The securities issued may be debentures, bonds, notes and other fixed-income securities, both simple and, in the case of debentures and bonds, convertible into shares of the Company and/or exchangeable for shares of the Company, of any of the companies within its Group or of any other company. They may also be preferred shares.

3.	The maximum total amount of the issuance(s) of securities approved under this delegation of powers may not exceed, at any given time, the sum of 25 billion euros or the equivalent thereof in another currency. In the case of notes, the outstanding balance of any notes issued under such delegation of powers shall be computed for purposes of the aforementioned limit.

4.	The delegation shall include the power to establish the different aspects and terms and conditions of each issuance (nominal value, issue price, reimbursement price, domestic or foreign currency of the issuance, interest rate, amortization, anti-dilution mechanisms, the event of being necessary or voluntary convertible and/or exchangeable, even contingent, securities, and if voluntary, an option of its holder or the issuer, subordination provisions, guarantees supporting the issuance, place of issuance, admission to listing, applicable law, etc.).

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5.	In the case of issuance of debentures or bonds that are convertible and/or exchangeable and for purposes of determining the terms and conditions of conversion and/or exchange, it is resolved to establish the following standards:

a.	The securities issued under this agreement could be convertible into the Company’s new shares or/and exchangeable for the shares outstanding of the Company, of any other subsidiaries of its Group, or of any other company, in accordance with a conversion and/or fixed (determined or determinable) or variable exchange rate, being the Board of Directors empowered to decide not only if they are convertible and/or exchangeable, but also to determine if they are necessary or voluntary convertible and/or exchangeable, even contingent, and if voluntary, an option of the securities’ holder or the issuer, with the regular basis and during the maximum period established in the issue agreement.

b.	The conversion and/or exchange rate shall normally be fixed and, for such purposes, fixed-income securities shall be valued at their nominal value and shares shall be valued at the fixed exchange rate determined in the Board of Directors’ resolution, or at such exchange rate as is determinable on the date or dates specified in the resolution of the Board, and on the basis of the listing price of the shares of the Company on the date or dates, or period or periods, used as a reference in such resolution. In any event, the price of the shares may not be less than the greater of (i) the arithmetic mean of the closing prices of the shares of the Company on the Spanish Continuous Market during the period to be determined by the Board of Directors, which shall not be more than three months or less than fifteen days, prior to the date of the holding of the Board of Directors’ meeting at which, exercising the powers delegated hereby, the Board approves the issuance of the debentures or bonds, and (ii) the closing price of the shares on the above-mentioned Continuous Market on the day prior to the date of the Board of Directors’ meeting at which, exercising the powers delegated hereby, the Board approves the issuance of the debentures or bonds. In the event of an exchange for shares of another company (whether or not belonging to the Group), the same rules above shall apply, to the extent that they are appropriate and with such adjustments, if any, as may be necessary, provided, however, that such rules shall refer to the listing price of the shares of such company on the respective market.

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c.	Notwithstanding the provisions of sub-section b) above, the debentures or bonds may be resolved to be issued at a variable conversion and/or exchange rate. In such case, the price of the shares for purposes of the conversion and/or exchange shall be the arithmetic mean of the closing prices of the shares of the Company on the Spanish Continuous Market during a period to be determined by the Board of Directors, which shall not be more than three months or less than five days prior to the date of conversion and/or exchange, at a premium or, if appropriate, at a discount on such price per share. The premium or discount may be different for each conversion and/or exchange date under each issuance (or under each tranche of an issuance, if any), provided, however, that if a discount on the price per share is set, such discount may not be greater than 30%. In the event of an exchange for shares of another company (whether or not belonging to the Group), the same rules above shall apply, to the extent that they are appropriate and with such adjustments, if any, as may be necessary, provided, however, that such rules shall refer to the listing price of the shares of such company on the respective market.

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d.	As provided in Section 415 of the Companies Act (Ley de Sociedades de Capital), debentures may not be converted into shares when the nominal value of such debentures is less than the value of such shares. In addition, convertible debentures may not be issued in an amount less than the nominal value of such shares.

e.	Whenever a conversion and/or exchange is admissible, any fractional shares to be delivered to the holders of the debentures or bonds shall be rounded downward by default to the immediately lower integer, and each holder shall receive in cash the difference that may arise in such instance.

f.	When approving an issuance of convertible and/or exchangeable debentures or bonds in reliance on the authorization set forth in this resolution, the Board of Directors shall issue a Directors’ report elaborating on and specifying, on the basis of the standards described above, the terms and conditions of the conversion that are specifically applicable to the above-mentioned issuance. Such report shall be accompanied by the Auditors’ report mentioned in Section 414 of the Companies Act (Ley de Sociedades de Capital).

6.	In any event, this delegation of powers to issue convertible and/or exchangeable debentures or bonds shall include:

a.	The power to increase share capital by the amount required to accommodate the requests for conversion. Such power may only be exercised to the extent that the Board, adding the capital increase effected to accommodate the issuance of convertible debentures or bonds and any other capital increases it may have resolved to effect pursuant to authorizations granted by the shareholders at General Shareholders’ Meetings, does not exceed the limit of one-half of the amount of the share capital established in Section 297.1 b) of the Companies Act (Ley de Sociedades de Capital). This authorization to increase capital includes the power to issue and place into circulation, on one or more occasions, the shares required to carry out the conversion as well as the power to amend the article of the By-Laws relating to the amount of share capital.

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b.	The power to exclude the pre-emptive rights of shareholders whenever required to raise funds on domestic or international markets, to use bookbuilding techniques, or as otherwise required by the corporate interest. In any event, if the Board decides to exclude pre-emptive rights in connection with a particular issuance of convertible debentures or bonds which it may decide to make pursuant to this authorization, it shall, upon approving the issuance, issue a report describing the specific reasons of corporate interest that justify such measure, which shall be the subject-matter of the related report prepared by an auditor other than the Company’s auditor, appointed for such purpose by the Commercial Registry, mentioned in Section 417.2 a) and b) of the Companies Act (Ley de Sociedades de Capital). Both reports shall be made available to the shareholders and reported to the shareholders at the first General Shareholders’ Meeting held following adoption of the resolution approving the issuance.

c.	The power to elaborate on the terms and conditions of the conversion and/or exchange established in sub-section 5 above and, in particular, the power to determine the time of conversion and/or exchange, which may be limited to a pre-established period, the event of being necessary or voluntary convertible and/or exchangeable, even contingent, securities, and if voluntary, an option of its holder or the issuer, the manner in which securities holders are to be satisfied (by means of conversion, exchange or even a combination of both methods, which may be selected by them at the time of execution) and, in general, all terms and conditions that may be necessary or appropriate for the issuance.

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7.	As long as the conversion into and/or exchange for shares of the convertible and/or exchangeable debentures issued in exercise of the powers delegated hereby is possible, the holders thereof shall have all the rights afforded them by applicable legal provisions.

8.	The Board of Directors is also authorized to guarantee, on behalf of the Company, the issuance of the securities mentioned in sub-section 2 above by Companies belonging to its Group of Companies.

9.	At the subsequent General Shareholders’ Meetings held by the Company, shareholders shall be informed of the use, if any, that it has theretofore made of the delegation of powers contemplated in this resolution.

10.	Whenever appropriate, the Company shall make application for listing on Spanish or foreign, official or unofficial, organized or other secondary markets of the debentures, bonds and other securities issued pursuant to this delegation of powers, and the Board is authorized to conduct all formalities and take all actions that may be necessary for admission to listing before the appropriate authorities of the various Spanish or foreign securities markets.

It is expressly stated for the record that, if application is subsequently made for delisting the securities issued pursuant to this delegation of powers, such delisting shall be effected in compliance with the same formalities set forth in the application for admission, insofar as it is applicable, and, in such case, the interests of the shareholders or debenture-holders opposing or not voting on the resolution shall be safeguarded in compliance with the requirements set out in the Companies Act (Ley de Sociedades de Capital) and related provisions, all of the foregoing pursuant to the provisions of the aforementioned Stock Exchanges Regulations, the Securities Market Act (Ley del Mercado de Valores) and the provisions implementing it. Furthermore, it is expressly stated the submission of the Company to all rules that exist or that may be enacted in the future relating to the Stock Exchange and, especially, to engagement, permanency and delisting.

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Under the provisions of Section 249, number 1, of the Companies Act (Ley de Sociedades de Capital), the Board of Directors is authorized, in turn, to delegate the powers granted in this resolution to the Executive Commission.

The delegation of powers to issue securities granted by the shareholders at the General Shareholders’ Meeting held by the Company on June 2, 2010 is hereby deprived of effect to the extent of the unused amount.

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Proposal regarding Item VIII on the Agenda: Delegation of powers to formalize, interpret, correct and implement the resolutions adopted by the shareholders at the General Shareholders’ Meeting.

To authorize the Executive Chairman of the Board of Directors, the Chief Executive Officer, the Secretary of the Board of Directors and the Assistant Secretary of the Board of Directors, without prejudice to any powers delegated in the foregoing resolutions and to any powers granted to convert resolutions into a public instrument, in order for any of them, acting severally, to formalize and implement the preceding resolutions, with authority to execute all such public or private documents as may be necessary or appropriate (including documents for purposes of interpretation, clarification, further development, supplementation, correction of errors and curing of defects) for full compliance therewith and for registration thereof, to the extent mandatory, with the Commercial Registry or any other Public Registry, as well as to deposit the financial statements of the company.

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Proposal regarding Item IX on the Agenda: Consultative vote on the Report on Director Compensation Policy of Telefónica, S.A.

To approve, on a consultative basis, the annual Report on Director Compensation Policy for fiscal year 2012, the text of which has been made available to the shareholders, along with the other documentation relating to the General Shareholders’ Meeting, from the date of the call to meeting.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: April 26th, 2013	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
		Name:	Ramiro Sánchez de Lerín García- Ovies
		Title:	General Secretary and Secretary to the Board of Directors